                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[x] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[_] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended ______________

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

                         Commission file number ________

                   IMI INTERNATIONAL MEDICAL INNOVATIONS INC.
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                                     Canada
                 (Jurisdiction of incorporation or organization)

                          4211 Yonge Street, Suite 300
                        Toronto, Ontario M2P 2A9, Canada
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

   Title of each class           Name of each exchange on which to be registered
   -------------------           -----------------------------------------------
   Common Shares                 The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                     None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 13(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.

                       Yes [_] No [ ] Not applicable [X].

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 [ ] Item 18 [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 Yes [_] No [_]

                                TABLE OF CONTENTS

PART I

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.....................................   1
   Directors and Senior Management........................................................   1
   Advisors...............................................................................   1
   Auditors...............................................................................   1
OFFER STATISTICS AND EXPECTED TIMETABLE...................................................   2
KEY INFORMATION...........................................................................   2
   Currency and Exchange Rates............................................................   2
   Selected Financial Data................................................................   2
   Capitalization and Indebtedness........................................................   4
   Reasons for the Offer and Use of Proceeds..............................................   5
   Risk Factors...........................................................................   6
INFORMATION ON THE CORPORATION............................................................   9
   History and Development of the Corporation.............................................   9
   Business Overview......................................................................   9
   Organizational Structure...............................................................  27
   Property, Plants and Equipment.........................................................  27
OPERATING AND FINANCIAL REVIEW AND PROSPECTS..............................................  29
   Operating Results......................................................................  29
   Liquidity and Capital Resources........................................................  31
   Research and Development...............................................................  31
   Trend Information......................................................................  31
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES................................................  31
   Directors and Senior Management........................................................  31
   Compensation...........................................................................  33
   Board Practices........................................................................  37
   Employees..............................................................................  38
   Share Ownership........................................................................  39
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.........................................  40
   Major shareholders.....................................................................  40
   Related Party Transactions.............................................................  41
   Interests of Experts and Counsel.......................................................  41
FINANCIAL INFORMATION.....................................................................  41
   Consolidated Statements and Other Financial Information................................  41
   Significant Changes....................................................................  41
THE OFFER AND LISTING.....................................................................  42
   Offer and Listing Details..............................................................  42
   Plan of Distribution...................................................................  43
   Markets................................................................................  43
   Selling Shareholders...................................................................  44
   Dilution...............................................................................  44
   Expenses of the Issue..................................................................  44
ADDITIONAL INFORMATION....................................................................  44
   Share Capital..........................................................................  44
   Memorandum and Articles of Association.................................................  45
   Material Contracts.....................................................................  47
   Exchange Controls......................................................................  48
   Taxation...............................................................................  49
   Dividends and Paying Agents............................................................  53
   Statement by Experts...................................................................  53
   Documents on Display...................................................................  53
   Subsidiary Information.................................................................  53
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK................................  54

   Quantitative and Qualitative Information about Market Risk.............................  54
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES....................................  54
FINANCIAL STATEMENTS......................................................................  54
EXHIBITS..................................................................................  82

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Registration Statement on Form 20-F contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance may identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors discussed below under "Risk Factors," among others, could cause actual results to differ materially from those described in the forward-looking statements. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only of the date of this Registration Statement. The Corporation is not under any obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to the Corporation or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

A.  Directors and Senior Management

         The senior managers and directors of IMI International Medical Innovations Inc. ("IMI" or the "Corporation") as of the filing date of this Registration Statement are listed below.

Name                                        Position                                     Business Address
--------------------------------------------------------------------------------------------------------------------
SENIOR MANAGEMENT
--------------------------------------------------------------------------------------------------------------------
Dr. H.B. Brent Norton          President, Chief Executive Officer and   IMI International Medical Innovations Inc.
                               Director                                 4211 Yonge Street, Suite 300, Toronto,
                                                                        Ontario, M2P 2A9
--------------------------------------------------------------------------------------------------------------------
Ronald G. Hosking              Vice President, Finance and Chief        IMI International Medical Innovations Inc.
                               Financial Officer                        4211 Yonge Street, Suite 300, Toronto,
                                                                        Ontario, M2P 2A9
--------------------------------------------------------------------------------------------------------------------
Dr. Michael Evelegh            Executive Vice President, Clinical and   IMI International Medical Innovations Inc.
                               Regulatory Affairs                       4211 Yonge Street, Suite 300, Toronto,
                                                                        Ontario, M2P 2A9
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
DIRECTORS
--------------------------------------------------------------------------------------------------------------------
Stephen A. Wilgar              Chairman of the Board and Director       c/o IMI International Medical Innovations
                                                                        Inc.
                                                                        4211 Yonge Street, Suite 300, Toronto,
                                                                        Ontario, M2P 2A9
--------------------------------------------------------------------------------------------------------------------
John C. Carroll                Director                                 c/o IMI International Medical Innovations
                                                                        Inc.
                                                                        4211 Yonge Street, Suite 300, Toronto,
                                                                        Ontario, M2P 2A9
--------------------------------------------------------------------------------------------------------------------
Anthony F. Griffiths           Director                                 95 Wellington St. W., Suite 800,
                                                                        Toronto, Ontario, M5J 2N7
--------------------------------------------------------------------------------------------------------------------
David A. Rosenkrantz           Director                                 Patica Corporation,
                                                                        105 Adelaide St. W., Suite 904,
                                                                        Toronto, Ontario, M5H 1P9
--------------------------------------------------------------------------------------------------------------------

B.  Advisors

         The Corporation's legal counsel in the United States is Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111. Its legal counsel in Canada is Aird & Berlis LLP, 181 Bay Street, Suite 1800, BCE Place, Toronto, Ontario, Canada M5J 2T9. The Corporation's principal banker is the Royal Bank of Canada, 6880 Financial Drive, 2/nd/ Floor Mezzanine, Mississauga, Ontario, Canada L5N 7Y5.

C.  Auditors

         The Corporation's auditors since the year ended January 31, 1997, has been Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, P.O. Box 251, 222 Bay Street, Toronto Dominion Centre, Toronto, Ontario, Canada, M5K 1J7.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         Not Applicable.


ITEM 3.  KEY INFORMATION.

Currency and Exchange Rates

         All dollar amounts set forth in this Registration Statement are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the exchange rates for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the financial periods indicated; (ii) the average exchange rates based on the last day of each month during such periods; and (iii) the high and low exchange rates during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The foreign exchange spot rate as at June 17, 2002 was $0.6462.

-----------------------------------------------------------------------------------------------------------------
                           2001               2000              1999               1998              1997
-----------------------------------------------------------------------------------------------------------------
Average              .6457             .6732              .6730             .6740              .7221
-----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                 April-02        Mar-02           Feb-02          Jan-02         Dec-01          Nov-01

----------------------------------------------------------------------------------------------------------------
Low              .6252           .6266            .6217           .6200          .6254           .6241
----------------------------------------------------------------------------------------------------------------
High             .6384           .6342            .6295           .6290          .6396           .6363
----------------------------------------------------------------------------------------------------------------
Average          .6309           .6298            .6264           .6251          .6334           .6281
----------------------------------------------------------------------------------------------------------------

A.  Selected Financial Data

         The following table presents selected financial data of the Corporation. This data is derived from the Corporation's consolidated financial statements and the notes to those statements. You should read this data along with "Operating and Financial Review and Prospects" and the Corporation's consolidated financial statements and the notes to those statements included in this Form 20-F. All financial data as of December 31, 2001 and January 31, 2001 and for the 11 month period ended December 31, 2001, and for the years ended January 31, 2001 and January 31, 2000 has been derived from the audited financial statements included in this Form 20-F. Financial data as of January 31, 1999 and 1998 has been derived from the audited financial statements not included in this Form 20-F.

         The Corporation's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differs in certain significant respects from United States generally accepted accounting principles ("U.S. GAAP"). A detailed description of the principal differences between Canadian GAAP and U.S. GAAP as they relate to the Corporation and a reconciliation to U.S. GAAP is included in note 8 to the consolidated financial statements included in this Registration Statement.

-----------------------------------------------------------------------------------------------------------------
Canadian GAAP:
                          11 month period     Fiscal Year       Fiscal Year       Fiscal Year      Fiscal Year
                          ended Dec. 31,     ended January     ended January     ended January    ended January
                               2001/(1)/       31, 2001          31, 2000          31, 1999         31, 1998
-----------------------------------------------------------------------------------------------------------------
Operating Results
-----------------------------------------------------------------------------------------------------------------
Net sales                              nil               nil               nil               nil             nil
-----------------------------------------------------------------------------------------------------------------
Investment tax credits          $  131,000        $  115,239        $  381,094        $  209,495        $177,000
-----------------------------------------------------------------------------------------------------------------
Interest income                 $  386,580        $  522,832        $   38,906        $   51,742        $ 16,274
-----------------------------------------------------------------------------------------------------------------
Net loss                        $3,245,206        $1,833,205        $1,332,447        $1,057,181        $784,072
-----------------------------------------------------------------------------------------------------------------
Net loss per share:
-----------------------------------------------------------------------------------------------------------------
-  basic and fully              $     0.17        $     0.11        $     0.10        $     0.09        $   0.10
diluted loss per share
-----------------------------------------------------------------------------------------------------------------

Note:

(1) In 2001, the Corporation changed its financial year end from January 31 to December 31.


         Operating results that would differ under U.S. GAAP are as follows:

-------------------------------------------------------------------------------------------------------------------
U.S. GAAP:
                                             11 month period ended     Fiscal Year ended      Fiscal Year ended
                                                 Dec. 31, 2001         January 31, 2001        January 31, 2000
-------------------------------------------------------------------------------------------------------------------
Operating Results
-------------------------------------------------------------------------------------------------------------------
Net loss                                                 $4,162,580              $4,805,179             $2,380,063
-------------------------------------------------------------------------------------------------------------------
Net loss per share:
-------------------------------------------------------------------------------------------------------------------
- basic and fully diluted loss per share                 $     0.22              $     0.28             $     0.18
-------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 Canadian GAAP:              As at              As at               As at              As at                As at

 GAAP:                 December 31, 2001   January 31, 2001   January 31, 2000    January 31, 1999    January 31, 1998


------------------------------------------------------------------------------------------------------------------------
 Financial
 Position
------------------------------------------------------------------------------------------------------------------------
 Total assets                $ 9,343,958        $11,097,548        $ 1,396,211         $ 1,279,547          $1,767,505
------------------------------------------------------------------------------------------------------------------------
 Long term debt                      nil                nil                nil                 nil                 nil
------------------------------------------------------------------------------------------------------------------------
 Shareholders'
 Equity
------------------------------------------------------------------------------------------------------------------------
 Total                       $ 8,948,696        $10,605,574        $ 1,134,878         $ 1,081,041          $1,647,170
 shareholders'
 equity (net
 assets)
------------------------------------------------------------------------------------------------------------------------
 Capital stock               $18,212,490        $16,934,162        $ 5,630,261         $ 4,243,977          $3,752,925
------------------------------------------------------------------------------------------------------------------------
 Weighted                     19,097,390         17,376,342         13,204,758          12,085,171           8,105,293
 average number
 of common
 shares
 outstanding
------------------------------------------------------------------------------------------------------------------------
 Cash dividends                      Nil                Nil                Nil                 Nil                 Nil
 declared per
 share
------------------------------------------------------------------------------------------------------------------------





  Financial position and shareholders' equity that would differ under U.S. GAAP are as follows:

------------------------------------------------------------------------------------------------------------------------
 U.S. GAAP:                                                              As at                         As at

                                                                   December 31, 2001              January 31, 2001

------------------------------------------------------------------------------------------------------------------------
 Financial Position
------------------------------------------------------------------------------------------------------------------------
 Total assets                                                                  $ 8,635,250                  $10,949,209
------------------------------------------------------------------------------------------------------------------------
 Long term debt                                                                        nil                          nil
------------------------------------------------------------------------------------------------------------------------
 Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------
 Total shareholders' equity (net assets)                                       $ 8,239,988                  $10,457,235
------------------------------------------------------------------------------------------------------------------------
 Capital stock                                                                 $18,141,436                  $16,863,108
------------------------------------------------------------------------------------------------------------------------

B. Capitalization and Indebtedness

     The Corporation has an authorized capital consisting of an unlimited number of common shares, without nominal or par value ("Common Shares"), and an unlimited number of preferred shares, issuable in series, of which 1,104,000 shares have been designated as Preferred Shares, Series I. As of April 30, 2002, the Corporation had 20,987,644 Common Shares outstanding, and no preferred shares outstanding.

     The table below sets forth the total indebtedness and capitalization of the Corporation as of April 30, 2002. You should read this table in conjunction with the audited consolidated financial statements and accompanying notes, included in this Registration Statement.

     -------------------------------------------------------------------------------------------
      Canadian GAAP:                                  Outstanding as at April 30, 2002

     -------------------------------------------------------------------------------------------
      Debt                                                                                  Nil
     -------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------
      Shareholders' Equity
     -------------------------------------------------------------------------------------------
         Common Shares                                                              $23,734,144
     -------------------------------------------------------------------------------------------
         (Authorized: unlimited)                                            (20,987,644 shares)
     -------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------
        Series I Preferred Shares                                                           Nil
     -------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------
        Warrants                                                                        310,000
     -------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------
        Contributed Surplus                                                         $    71,054
     -------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------
        Deficit                                                                     ($9,573,794)
                                                                                    ------------
     -------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------
      Total Capitalization                                                          $14,541,404
                                                                                    ===========
     -------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------

         Total indebtedness and capitalization that would differ under U.S. GAAP are as follows:

     -------------------------------------------------------------------------------------------
      U.S. GAAP:                                      Outstanding as at April 30, 2002

     -------------------------------------------------------------------------------------------
      Debt                                                                                  Nil
     -------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------
      Shareholders' Equity
     -------------------------------------------------------------------------------------------
         Common Shares                                                              $23,734,144
     -------------------------------------------------------------------------------------------
         (Authorized: unlimited)                                             (20,987,644 shares)
     -------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------
         Series I Preferred Shares                                                          Nil
     -------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------
         Warrants                                                                       310,000
     -------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------
         Additional paid-in-capital                                                 $ 5,324,028
     -------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------
         Deferred compensation                                                        ($675,471)
     -------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------
         Deficit (as at December 31, 2001)                                         ($14,860,005)
     -------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------
      Total Capitalization                                                          $13,832,696
                                                                                    ===========
     -------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------

C. Reasons for the Offer and Use of Proceeds

     Not Applicable.

D. Risk Factors

     An investment in the Common Shares should be considered highly speculative. In addition to other information in this Form 20-F, you should carefully consider the following factors when evaluating the Corporation and its business.

     No Assurance of Successful Development

     Prospects for emerging companies in the human diagnostics industry generally may be regarded as uncertain given the inherent nature of the industry and, accordingly, investments in such companies should be regarded as speculative. There can be no assurance that the research and development organized or conducted by the Corporation will result in commercially viable products. To achieve profitable operations, the Corporation, alone or with others, must successfully develop, introduce and market its products. As at the date hereof, the Corporation has received regulatory clearance to market its skin cholesterol test in Canada and is awaiting regulatory clearance in the United States and Europe. On May 10, 2002, the Corporation announced an agreement with McNeil Consumer Healthcare, a Johnson & Johnson company, for the marketing and distribution of the Corporation's predictive test for coronary artery disease in Canada. None of the Corporation's other products have been introduced into the market In order to obtain regulatory approvals for the products being developed and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Corporation to abandon its commitment to that program. No assurances can be provided that any future human tests, if undertaken, will yield favourable results.

     No Assurance of Successful Marketing

     The Corporation has no experience in marketing its products and intends to seek one or more partners, such as major diagnostic or pharmaceutical companies, to undertake marketing on its behalf. As mentioned above, on May 10, 2002, the Corporation announced that it has signed an agreement with McNeil Consumer Healthcare to market and distribute the Corporation's skin cholesterol test in Canada. There can, however, be no assurance that such efforts will be successful. If the Corporation relies on third parties to market its products, the commercial success of such products may be outside of its control. Moreover, there can be no assurance that providers, payers or patients will accept the Corporation's products, even if the Corporation's products prove to be safe and effective and are allowed for marketing by the Canadian Health Products and Food Branch ("HPB"), the U.S. Food and Drug Administration ("FDA") and other regulatory authorities. Market penetration shortfalls could arise due to reimbursement difficulties with government agencies and third party insurers which could hamper the speed with which the Corporation's products are adopted by the medical community and by the public. Market penetration of the Corporation's products will be influenced by factors including the cost-effectiveness and the overall economic benefits that they offer.

     Reliance on Third Party Manufacturers

     The Corporation relies on third parties to manufacture and formulate its products for clinical trials and for eventual commercial sale. The ability to ensure a continued supply of products on a timely basis is not entirely within the control of the Corporation. If the Corporation cannot obtain materials in a timely fashion, the progress of the Corporation's clinical trials and product sales will be negatively impacted.

     Lack of Operating Profits

     To date, the Corporation has not generated revenues to offset its research and development costs and operating costs and accordingly has not made an operating profit. See "Selected Financial Data," "Operating and Financial Review and Prospects" and "Financial Information." While the Corporation has historically benefited from the inclusion of government grants and Canadian federal and provincial refundable scientific investment tax credits ("ITCs") in its annual operating results, there can be no assurance that grants and ITCs will continue to be available to the Corporation or, if so, at what levels. There can be no assurance that the Corporation will ever achieve significant revenues or profitable operations.

         Liquidity and Capital Resources

         Management believes that its current fiscal resources will be sufficient to meet its capital requirements through to at least the end of fiscal 2004. However, the Corporation's future capital requirements will depend on many factors, including continued progress in diagnostic development programs, pre-clinical and clinical evaluation, time and expense associated with regulatory filings, prosecuting and enforcing its patent claims, and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Corporation will consider out-licensing its products under collaborative research and development arrangements, and additional public or private financing (including the issuance of additional equity securities) to fund all or a part of particular programs. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If such funding is not available, the Corporation may be forced to reduce or eliminate expenditures relating to specific programs relating to the development, testing, production or marketing of its proposed products, or may have to obtain funds through arrangements with corporate partners that require the Corporation to relinquish rights to certain of its technologies or products. There can be no assurance that the Corporation will be able to raise additional capital if its capital resources are exhausted. See "Operating and Financial Review and Prospects."

         Competition

         Technological competition in the diagnostic industry is intense. The Corporation competes with other companies to license and develop products aimed at diagnosing similar conditions. Many of these companies have substantially greater resources than the Corporation. There can be no assurance that the Corporation will continue to be able to license technology or that developments by others will not render the Corporation's products or technologies non-competitive. See "Information on the Corporation - Business Overview."

         Patents and Proprietary Technology

         The Corporation's success will depend, in part, on its ability to acquire patents or licences, maintain trade secret protection and operate without infringing the proprietary rights of third parties. The Corporation has filed patent applications in the United States and other jurisdictions. There can be no assurance that the Corporation's outstanding patent applications will be allowed, that the Corporation will gain access to additional proprietary products that are patentable, that issued patents will provide the Corporation with any competitive advantages or will not be challenged by any third parties, or that the patents of others will not have an adverse effect on the ability of the Corporation to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the Corporation's products or design around the patented products developed by the Corporation.

         The Corporation may be required to obtain licences under patents or other proprietary rights of third parties. No assurance can be given that any licences required under any such patents or proprietary rights will be available on terms acceptable to the Corporation or that such licences will be available at all. If the Corporation does not obtain such licences, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licences could be foreclosed. In addition, the Corporation could incur substantial costs in defending itself in suits brought against it on such patents or in suits in which the Corporation attempts to enforce its own patents against other parties. Also, the Corporation could be liable for damages or an accounting of profits if it were unsuccessful in defending itself in a suit for infringement of a patent. See "Information on the Corporation -Business Overview."

         Government Regulation

         Securing regulatory acceptance for the marketing of diagnostics products from the HPB in Canada and the FDA in the United States can be a long and expensive process which can delay product development. Acceptance to market products may be for limited applications or may not be received at all. Such events would have a material adverse effect on the sales and profitability of the Corporation. In addition, the time required to obtain HPB or FDA approval can be extensive. See "Information on the Corporation - Business Overview."

         Product Liability and Insurance

         The sale and use of products under development by the Corporation entails risk of product liability. The Corporation has also agreed to indemnify each of The Cleveland Clinic Foundation, St. Michael's Hospital, St. Paul's Hospital, St. Joseph's Hospital, The Hamilton General Hospital, Pfizer, Unilever, Johns Hopkins University Medical Center and McNeil Consumer Healthcare under their respective clinical trial and/or marketing agreements for such liability.

         As the Corporation expands, there can be no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any use of its products in clinical trials or for commercial sale. An inability to maintain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Corporation. The obligation to pay any product liability claim, or finance the costs of a recall of a product, could have a material adverse effect on the business, financial condition and future prospects of the Corporation.

         Dependence on Contract Research Firms

         The Corporation's ability to develop products will depend partly on its continuing relationships with contract research firms. The Corporation is dependent on these firms to conduct certain research and development efforts and to access certain equipment and facilities. The loss of such services and access to certain equipment and facilities might impede the achievement of the Corporation's development objectives. See "Information on the Corporation - Business Overview."

         Future Technology Acquisition Efforts

         There are no assurances that the Corporation can successfully identify or negotiate the acquisition of or licences for future technologies.

         Dependence on Key Employees

         The Corporation's ability to develop products will depend, to a great extent, on its ability to attract and retain highly qualified personnel. Competition for such personnel is intense. The Corporation is highly dependent on the principal members of its management and scientific staff and the loss of their services might impede the development objectives. The persons working with the Corporation are affected by a number of influences outside of the control of the Corporation. The loss of key employees may affect the speed and success of product development. See "Information on the Corporation - Business Overview."

         Market Risk

         The Common Shares are speculative securities. There can be no assurance that an active trading market for the Common Shares will be sustained or that the market price of the Common Shares will not decline. The trading price of the Common Shares could also be subject to significant fluctuations. Accordingly, an investment should be considered only by those investors who are able to make a long term investment and can afford to suffer a total loss of their investment in the Common Shares. An investor should consider the merits of an investment in the Common Shares and should consult professional advisers to assess income tax, legal and other aspects of such an investment.

         Economic Environment

         Reimbursement for new products has come under scrutiny in an effort to control rising health care costs. In addition to research into a product's safety and efficacy, research must also be carried out to demonstrate cost-effectiveness for reimbursement purposes. This information is required for either government (Canada or EC) or third party insurer purposes (United States). Failure to achieve enlistment in reimbursement schedules can have a dramatic impact on a product's market penetration.

         Dividends

         The Corporation does not anticipate paying dividends in the foreseeable future.

ITEM 4.  INFORMATION ON THE CORPORATION.

A.  History and Development of the Corporation

         The Corporation was originally incorporated as IMI Diagnatech Inc. under the Canada Business Corporations Act on November 9, 1992. On November 3, 1997, the Corporation changed its name to its present name of IMI International Medical Innovations Inc. The Corporation was amalgamated with its wholly-owned subsidiary 2860601 Canada Inc. pursuant to the Canada Business Corporations Act on February 1, 1999. The Corporation has one wholly-owned subsidiary, IMI International Medical Innovations Inc. (Switzerland), a corporation incorporated under the laws of Switzerland. The Corporation's head office and principal place of business is located at 4211 Yonge Street, Suite 300, Toronto, Ontario, Canada M2P 2A9, and its telephone number is 416-222-3449.

         To the knowledge of management of the Corporation, there has been no indication of any public takeover offers by third parties in respect of its shares or by the Corporation in respect of other companies' shares during the last and current fiscal year.

         For information concerning the Corporation's capital expenditures and methods of financing, see "Operating and Financial Review and Prospects."

B.  Business Overview

         The Corporation is a specialty medical device company that licenses and manages the development and commercialization of innovative predictive medicine technologies useful in a variety of medical disorders. The Corporation focuses its efforts on medical conditions where there is a well-defined need for tests to detect serious or life-threatening diseases which the Corporation believes it can successfully develop and bring to market. The Corporation seeks out proprietary technologies that offer some evidence of efficacy in human testing and significant cost/benefit trade-offs to existing products. The Corporation evaluates each technology, including intellectual property assessments, and conducts competition and market research in order to select those technologies or products which have the greatest potential. In effect, the Corporation invests substantially all of its funds in product development (as opposed to basic research) and clinical trials. By investing in this phase of development, management of the Corporation believes that it can add value for its shareholders and avoid the more expensive and riskier research stage of the product development cycle.

         After identifying and evaluating an appropriate technology, the Corporation purchases or in-licenses the related patents or know-how and arranges for the development and manufacturing of prototypes and defines the manufacturing protocols. Where appropriate, the Corporation conducts clinical trials to obtain regulatory clearance and register the product for sale. At an appropriate point in the development cycle for the technology, the Corporation would seek to out-license its products to major diagnostic, pharmaceutical or consumer goods companies which could be responsible for any or all of the related marketing, sales, manufacturing and distribution. Such companies offer sales forces targeted to clinicians, laboratories and over-the-counter markets, supported by established distribution channels. The Corporation intends to negotiate to receive research and development support, upfront and milestone payments and an on-going royalty interest on the sales of these products.

         The Corporation currently owns patents for a test used to measure skin cholesterol ("Cholesterol 1,2,3(TM)") and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker for use in colorectal, lung and other cancers. In addition, the Corporation has licensed a different marker for the detection of prostate cancer, has patents pending for colour measurement in biological reactions and has a right of first refusal on certain genomic-related technologies in the predictive medicine field. The Corporation has also acquired the exclusive rights to a hand held instrument and software for colour measurement for use with Cholesterol 1,2,3(TM) in point-of-care applications. The Corporation believes that these innovative technologies will fulfil market needs through their ease-of-use and by contributing to cost-effective patient management.

         To acquire these technologies, the Corporation has negotiated agreements with the inventors of the technologies with the objective of building long-term relationships and mutual cooperation. To date, the Corporation has acquired technology rights through a combination of equity participation by the inventors, profit sharing, royalties, limited up-front payments and commitments for funding ongoing product development expenses.

Industry Overview

         The Market for Diagnostics

         According to the American Heart Association (2002 Heart and Stroke Statistical Update), the number of Americans above the age of 65 in 1940 was approximately 8,976,000. Sixty years later, the number of Americans above the age of 65 has increased to approximately 34,670,000. The aging population has caused a dramatic growth in total health care spending. As a result of these increasing expenditures, cost containment strategies are being evaluated and implemented by governments and private payers around the world. The management of the Corporation believes that technologies that help to reduce such health care costs, especially if quality of care is not adversely impacted, should represent a significant market opportunity. Health care cost containment efforts are also shifting treatment focus away from hospitals to less expensive alternate care sites.

         Technological advances have created more effective, easy-to-use devices which have allowed diagnostic testing to be moved closer to the patient, at the point-of-care. This has resulted in the earlier diagnosis and the initiation of therapy at an earlier stage in the healthcare process. Management believes that point-of-care or self-testing is optimal because it permits immediate feedback to the patient or medical practitioner, rather than requiring additional and delayed patient contact to provide and explain test results. It also reduces the need for costly return visits to the doctor and avoids the expense of specimen collection, preservation, transportation, processing and results reporting by laboratories. In addition, hospitals, health maintenance organizations ("HMOs"), health departments and corporations view risk factor screening as an effective way to reduce overall medical costs. As a result, the use of screening and monitoring diagnostics for early intervention, improved treatment and monitoring therapy has become an important component of managed health care. This trend toward the greater use of point-of-care and self-diagnosis began in the early 1980s and is expected to continue. Examples of such tests include those for cholesterol, glucose, cancer, pregnancy, ovulation and various urine components. Management of the Corporation believes that the factors discussed above will lead to increases in the use of devices of the type that the Corporation currently intends to commercialize.

         The medical device and diagnostic industry is dominated by several large companies, including Abbott Laboratories Limited, Bayer Inc., Beckman Coulter Inc., Johnson & Johnson and Roche Diagnostics Systems. Relative to the pharmaceutical industry, product development is generally characterized by lower development costs, shorter regulatory timelines and a shorter time to market. These advantages may be offset by lower margins as compared to the pharmaceutical industry.

         Sales of Home Diagnostics

         Complementing the trend towards increased use of point-of-care diagnostics is the expanding market for self-testing and home-use diagnostic tools which are generally available at pharmacies as over-the-counter products. The growth of this market has been attributed to the following four main factors:

1. greater awareness of personal wellness and the increasing role by individuals in health maintenance;

2. a health-conscious and aging population which is placing a growing emphasis on preventative care;

3. technological advances that have improved both the ease-of-use and accuracy of diagnostic products, thereby gaining greater support from medical practitioners; and

4. expanded services, such as point-of-purchase demonstrations as part of product offerings.

         According to Frost & Sullivan, an international market research and consulting firm headquartered in Mountain View, California, the combination of preventative awareness, healthcare reform and managed care has had a positive impact on the home diagnostics and monitoring products market, providing self-diagnosis and monitoring products that are safe to use. Frost & Sullivan expects that these new emerging diagnostic and monitoring trends will likely help to detect disease early, thereby speeding patient recovery and reducing long-term medical expenses. In the United States, revenues from home diagnostic products and monitoring devices grew at a rate of 11.9% compounded annually from US$1.19 billion in 1994 to US$1.70 billion in 1997 (Frost & Sullivan, 1998). Frost & Sullivan forecast double digit growth through the year 2004, much of which growth is expected to come from easy-to-use, point-of-care diagnostic tests.

         Channels of Distribution

         Until recently, most complex diagnostic procedures were performed in hospitals with in-house laboratories and in centralized clinical laboratories. As a result, sales and distribution efforts by manufacturers of diagnostic products have focused on such laboratories. This market has been, and continues to be, serviced almost entirely by large, integrated manufacturing and distribution companies. These large companies maintain strong sales and marketing departments including salespeople calling directly on physicians' offices. However, technological advances resulting in new and/or improved product offerings are changing the market for diagnostics and devices. This product innovation has allowed for expanded use of complex diagnostic products in doctors' offices, corporate health centres and the home. The result is a greatly expanded set of potential markets with a similarly expanded set of distribution channels.

         Management of the Corporation anticipates that many of the Corporation's products will extend into these new market segments. As such, the Corporation plans to tailor its distribution strategy so as to penetrate target market segments efficiently. With its initial products, the Corporation anticipates establishing strategic alliances with diagnostic, pharmaceutical or consumer goods companies. Such companies would ideally offer conventional diagnostics or medical device distribution networks supplemented by direct selling to select markets such as work sites, community health centres, preventive care facilities, home care, pharmacies and other retail networks. In fact, on May 10, 2002, the Corporation announced its first partnership with McNeil Consumer Healthcare, a Johnson & Johnson company, for the marketing and distribution of the Corporation's predictive test for coronary artery disease (Cholesterol 1,2,3(TM)) in Canada.

Predictive Test for Coronary Artery Disease (Cholesterol 1,2,3(TM))

         Pathology

         Cholesterol is transported in the blood by plasma lipoproteins. Four major lipoprotein classes can be identified on the basis of their physiochemical properties: chylomicrons, very low-density lipoproteins ("VLDL"), low density lipoproteins ("LDL") and high-density lipoproteins ("HDL").

         The deposit of cholesterol onto damaged blood vessel walls results in the development of a lesion which eventually reduces both the flexibility of the afflicted blood vessel wall and the intravascular space. The resultant condition is known as an atherosclerotic plaque.

         LDL fractions contain 75% of the blood cholesterol and are associated with deposits on artery walls. In contrast, HDL fractions bind to some of the cholesterol in blood and transport it to the liver where it is metabolized. Thus, elevated LDL, in the absence of elevated HDL, is associated with atherosclerosis whereas elevated levels of HDL alone are associated with lower levels of disease.

         Lipoprotein concentrations in the blood can change as a result of normal physiological variation and individual variation averages about 6.1% (United States General Accounting Office: Report to the Chairman, Submitter on Investigations and Oversight, Committee on Science, Space and Technology, House of

Representatives; Cholesterol Measurement - Test Accuracy and Factors that Influence Cholesterol Levels, 1994). In order to establish an accurate lipoprotein level, measurements are made using several blood samples taken at varying intervals after fasting. Self-administered tests use finger stick samples and these can be even more variable than measurements in venous samples. Although the United States National Cholesterol Education Program ATP III (the "NCEP") experts' panel (NCEP Report of the Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol in Adults, (Adult Treatment Panel III)
2001) recommends that all Americans over the age of 20 have their blood cholesterol measured at least once every five years, standard total cholesterol, LDL and HDL determinations may not adequately predict the risk of cardiovascular disease.

Atherosclerotic plaque results in increased risk for:

         . coronary artery disease ("CAD"), angina pectoris and sudden cardiac death

         .        stroke

         .        peripheral vascular disease

Accordingly, blood cholesterol is an established measure to help determine an individual's risk for disease.

         Market

         High cholesterol and other lipid disorders are among the world's most widespread chronic health problems. In response to conclusive evidence relating high cholesterol to heart disease, the NCEP was launched by the United States National Institutes of Health (the "NIH") in 1985 as part of a United States nationwide effort to reduce the prevalence of high blood cholesterol. The NIH recommends that the least expensive way to reduce Coronary Heart Disease ("CHD") is through a public health approach which targets the entire population to reduce the major risk factors which include cholesterol from dietary intake. Desirable total cholesterol ("TC") is characterized by the NIH to be below 200 mg/dl, while those with readings of 200-239 mg/dl are designated as having borderline high TC and those over 240 mg/dl have high TC. Most Americans are now aware that high cholesterol levels increase their risk of having heart disease.

         In 1988, the NIH issued guidelines for the screening of all adults over 20 years of age to determine TC levels and proposed more extensive lipid testing and treatment for those found to have high TC. In 1991, screening guidelines were expanded to include children over the age of two with a family history of high TC or CHD.

         NIH guidelines provide that individuals with satisfactory TC values should have their cholesterol tested every five years, individuals with borderline high TC should have a lipid testing repeated annually, and those with high TC should have at least three lipoprotein tests conducted to confirm their values and to help their physician decide what therapy, if any, should be instituted. Individuals receiving diet or drug therapy are typically re-tested every three to six months to track the effectiveness of the therapy.

         Since the inception of the NCEP, the market for cholesterol and other lipid tests has experienced significant growth. A study in the "Morbidity and Mortality Weekly Review", United States Center for Disease Control, September 2000, reported that the percentage of Americans who have had their cholesterol checked increased from 67% in 1991 to 71% in 1999. According to a 2002 report by the American Heart Association, approximately 102 million American adults, representing approximately half the United States adult population, have elevated cholesterol levels and more than 40 million American adults have cholesterol readings over the danger level. Clinical laboratories in the United States now perform approximately 250 million cholesterol tests per year and another 290 million clinical laboratory cholesterol tests are performed in the rest of the world. The estimated cost of cardiovascular disease in the United States in 2001 is U.S. $298 billion, including healthcare expenditures and lost productivity (CDC at a Glance, Preventing Heart Disease and Stroke: Addressing the Nation's Leading Killers 2002).

         The Opportunity

         Management of the Corporation believes that there is a need for a more reliable and cost effective means of both screening and monitoring patients. Blood cholesterol tests are highly variable in results, relatively expensive to perform and require at least one blood sample from the patient. In response to this opportunity, the Corporation, pursuant to an assignment agreement dated March 3, 1993, as amended May 21, 1997, between the Corporation and the Moscow-based Research Institute of Physico-Chemical Medicine and related share purchase agreements dated May 27, 1998, acquired the patent rights underlying Cholesterol 1,2,3(TM) for the United States, Canada and Western Europe. Since then, the Corporation has expanded the intellectual property covering Cholesterol 1,2,3(TM). See "Predictive Test for Coronary Artery Disease (Cholesterol 1,2,3(TM)) - Patents."

         The Technology

         Since the mid-1960s, scientists have tried to measure skin cholesterol as a marker for cardiovascular disease ("CVD"), recognizing it had the potential to improve reliability over blood cholesterol test results. Skin contains over 11% of the body's cholesterol and ages in parallel with vascular connective tissue. Thus, as blood vessel walls accumulate cholesterol, it is believed that skin accumulates cholesterol. This has led to the hypothesis that skin may be a better source of estimating atherosclerotic cardiovascular disease than blood. A number of studies carried out in the 1970s and early 1980s, largely in Europe, have provided evidence in support of this hypothesis:

         . skin cholesterol levels were found to be higher in individuals with abnormal coronary angiograms than in those with normal coronary angiograms

         . skin cholesterol levels were found to be elevated in individuals with hyperlipoproteinemia compared to those with normal serum lipid levels

         . skin cholesterol levels were elevated in individuals having coronary bypass surgery compared to age-matched healthy controls

         In most of the prior studies, skin cholesterol was estimated after extraction from tissue using organic solvents from biopsy samples and thus both the sample and the testing methods precluded their use in general clinical practice.

         Cholesterol 1,2,3(TM) is a non-invasive test that evaluates the amount of cholesterol accumulated in a patient's epidermis (skin). The test is conducted in two separate steps on the palm of the hand. In the first step, a chemical binding solution consisting of a cholesterol binding agent and an enzyme, both linked together by a polymer, is placed on the hand for one minute. This solution binds to the skin's cholesterol-rich surface layer. After one minute the excess solution is blotted dry, leaving only that part of the solution which is bound to epidermal cholesterol. In the second step, an indicator solution, containing a dye in a colourless form, is placed on the same area of the hand and reacts when it contacts the enzyme which is bound to epidermal cholesterol. As a result, a colour change reaction is created. After only two minutes this reaction is fully readable by eye or by a numerical result which can be obtained from a hand-held colour measurement instrument.

         The Cholesterol 1,2,3(TM) kit contains three dropper bottles consisting of a binding solution, an indicator solution and a positive control, as well as several adhesive-backed pads. In addition, a patented hand-held instrument (see "Predictive Test for Coronary Artery Disease (Cholesterol 1,2,3(TM)) - Product Status and Development Plan") which connects to a computer will measure the colour change and provide a quantitative report on the level of cholesterol in the skin. The results of this test give an indication of the patient's CHD risk. Management of the Corporation envisions the use of this device for physicians' offices, clinics and pharmacies and it may be adapted for over-the-counter or home use.

         Initially, Cholesterol 1,2,3(TM) is expected to have a shelf life of at least twelve months. Management of the Corporation believes that this test is inexpensive to produce and will be cost competitive with current alternative tests.

         Product Status and Development Plan

         The original version of Cholesterol 1,2,3(TM) was successfully tested by its inventors on approximately 3,000 people. Although these evaluations were not sufficiently controlled with regard to manufacturing variances, concentrations and potency, the results suggest a relationship between increased levels of skin cholesterol and CAD. The data, therefore, supports proof of principle, but would not be acceptable for the FDA.

         From 1993 until early 1997, a contract research organization provided the Corporation with the majority of the development work relating to Cholesterol 1,2,3(TM). Among other aspects, this work included assistance in the transfer of technology from the test's inventors, the development of protocols for the synthesis of active ingredients for the test and the development of assays to verify the activity of the ingredients. Validation of the synthesis of the chemicals comprising the binding solution was conducted at McMaster University, Hamilton, Ontario, Canada ("McMaster") pursuant to a research service agreement dated April 10, 1997 between McMaster and the Corporation.

         In accordance with a sponsored research agreement dated October 24, 1997, from November 1997 to December 1998, the Corporation conducted a clinical trial at The Cleveland Clinic Foundation (the "Cleveland Clinic"), Preventive Cardiology and Rehabilitation Section, with Dr. Dennis Sprecher as principal investigator.

         The main objective of the primary study at the Cleveland Clinic was to evaluate Cholesterol 1,2,3's(TM) ability to assess the risk that a person has cardiovascular disease by:

         . determining the relationship between skin cholesterol and serum lipid levels in 200 patients entering the preventive cardiology program; and

         . determining the relationship between skin cholesterol and functional evidence of CAD as demonstrated by cardiac stress testing in the test population (approximately 100 patients each).

         The results of the study were presented at the 31st Annual Oak Ridge Conference in San Jose, California on April 23, 1999. The data showed that skin cholesterol is an independent predictor of cardiovascular disease risk (as measured by stress test outcome).

         A study was conducted at the Cleveland Clinic, and was designed to determine the ability of skin cholesterol to serially monitor 50 patients starting lipid-lowering medications and to test each patient's ability to self-test. The interim results of this study were presented at the annual meeting of The American Association of Clinical Chemistry in New Orleans on July 27, 1999. This data suggested that non-invasive determination of skin cholesterol levels may have utility in monitoring response to cholesterol-lowering medications.

         A follow-on clinical study to determine the effectiveness of measuring skin cholesterol levels to assess CAD, was undertaken at The Canadian Heart Research Centre , The Trillium Health Centre and The Cleveland Clinic with Dr. Anatoly Langer and Dr. Dennis Sprecher acting as the principal investigators. The study tested 649 patients to determine skin cholesterol levels with the resulting values being compared to angiography, the standard measure for determining CAD. Interim results were presented at the American Heart Association's Scientific Sessions, New Orleans in November 2000. Final results were presented at the American Heart Association's Arteriosclerosis, Thrombosis, and Vascular Biology Meeting, in Salt Lake City, in April 2002. The study demonstrated that skin cholesterol is independently associated with the presence and extent of CAD based on lesions as determined by angiography.

         In addition, a clinical trial was completed in April 2001 at St. Paul's Hospital at the University of British Columbia, Vancouver, British Columbia, comparing skin cholesterol measurements to other measures of CAD risk, including Carotid Sonography, Flow-Mediated Brachial Vasoactivity, and Serum Markers. A manuscript from this trial was published in the June 2002 issue of the American Journal of Cardiology. In addition, a clinical trial with Pfizer Pharmaceuticals is ongoing to measure skin cholesterol as part of a clinical trial for Avisimibe, a new drug for treatment of arteriosclerosis.

         In March 2002, Cholesterol 1,2,3(TM) was added to the Johns Hopkins University site of the Multi-Ethnic Study of Atherosclerosis (MESA), a 6,500 patient multi-site clinical trial. The MESA trial will examine a variety of methods, including skin cholesterol, for identifying sub clinical disease (disease with no overt symptoms) in a diverse patient population of Caucasians, African Americans, Hispanics and Asians.

         On May 14, 1999, the Corporation entered into an agreement (the "X-Rite Agreement") with X-Rite, Inc. ("X-Rite"), a Michigan based corporation, to develop and supply the Corporation with a hand-held instrument (the "X-Rite Instrument") and related software for Cholesterol 1,2,3(TM), for use in a professional setting. The X-Rite Instrument measures the colour of the reagents on the palm of the hand and provides a quantitative skin cholesterol result.

         Pursuant to the terms of the X-Rite Agreement, the Corporation has agreed to purchase all of the Corporation's worldwide requirements for colour measuring devices and related software for use by the Corporation in marketing and selling Cholesterol 1,2,3(TM) Systems (defined in the agreement as the product or system combining the use of Cholesterol 1,2,3(TM) and the X-Rite Instrument) in point-of-care applications applied under the direction or supervision of medical practitioners and clinicians. The term of the X-Rite Agreement is six years unless earlier terminated by either party upon the material breach by the other party or, at the option of X-Rite, if a certain minimum number of Cholesterol 1,2,3(TM) Systems are not purchased. Further, under specific conditions, the Corporation may be required to make certain payments to X-Rite if less than a minimum number of X-Rite Instruments have been purchased by the Corporation during a specified period following FDA approval of Cholesterol 1,2,3(TM).

         The claims that the Corporation will be able to make in the marketing of Cholesterol 1,2,3(TM) will depend on the nature of the clinical trials conducted and the related regulatory requirements in the country where the product is to be sold. The United States represents the largest market for Cholesterol 1,2,3(TM) but also has the strictest regulatory requirements. The Corporation plans to continue clinical trials in the United States and to use data from these studies to obtain product registration in other countries in which it wishes to have Cholesterol 1,2,3(TM) sold.

         Although management of the Corporation believes that it has in-house regulatory and clinical affairs expertise, a United States-based regulatory affairs consultant has been identified in order to advise the Corporation on its regulatory application. Regulatory clearance has been granted by the HBP for sale of Cholesterol 1,2,3(TM) in Canada. The Corporation has filed a 510(k) application with the FDA for approval of Cholesterol 1,2,3(TM) in the United States and has prepared the documentation for a CE Mark for European marketing. See "Information on the Corporation - Business Overview."

         On May 10, 2002, the Corporation announced that it has signed an agreement with McNeil Consumer Healthcare to market and distribute Cholesterol 1,2,3(TM) in Canada.

         Patents

         The Corporation has obtained patents which cover the chemical formulations for the reagents employed in Cholesterol 1,2,3(TM), a method of producing these reagents as well as a method of using the reagents for the visual indication of cholesterol on the skin's surface. A Canadian patent was granted in June 1995, two United States patents were granted in February 1996 and December 1996 and a patent covering most of Western Europe was granted in 1996. In December 1995, an international patent application was filed under the Patent Cooperation Treaty covering a multi-layer, analytical element for use in conjunction with Cholesterol 1,2,3(TM). To date, the Corporation has received a positive response from the International Preliminary Examining Authority with respect to the patentability of such an analytical element, and, in fact, a patent was granted in both Australia and Korea in 1999.

         In May 1998, the Corporation acquired the worldwide patent rights for a method for determining skin cholesterol through the use of biosensor devices. In November 2001, the Corporation received a notice of allowance in the United States for this patent. The patent application is currently pending in Europe, Canada and Japan. The Corporation has filed a patent application with regards to the use of spectrophotometric measurement in colour based biochemical and immunological assays. This patent was filed on a worldwide basis. See "Business Overview - Patent and Proprietary Protection".

         Trademarks

         The Corporation filed a trademark application on February 22, 2000 with respect to Cholesterol 1,2,3(TM) with the United States Patent and Trademark Office. The Corporation has received confirmation of this filing and is awaiting the examination of the applications. The Cholesterol 1,2,3 trademark has been granted in Canada as well as in Europe.

         Competition

         The measurement of cholesterol is currently conducted through blood-based analysis. The Corporation is not aware of any other test currently marketed or in development which non-invasively measures skin cholesterol. The Corporation is aware that research has been undertaken using other testing approaches which employ body fluids, saliva and tears. The stage of development of such approaches is unknown. See "Key Information - Risk Factors."

         The cholesterol testing market can be divided into two distinct segments: (i) the point-of-care and home use segment; and (ii) the clinical laboratory setting. Currently, the majority of cholesterol testing is performed in a clinical setting which includes hospital-based and independent laboratories. These facilities employ sophisticated multi-test analyzers which perform a wide range of blood-based diagnostic tests. These analyzers are manufactured by companies such as Beckman Coulter, Ortho Clinical Diagnostics, Roche Diagnostics Systems, Abbott Laboratories Limited and Bayer, Inc. They must be operated by skilled technicians and, for certain tests, the pre-treatment of the blood samples is required.

         In the point-of-care market, desktop analyzers have been developed, offering a more limited range of tests than clinical analyzers. Dedicated, point-of-care cholesterol testing devices, which offer an even more limited range of test results, are also available. In both cases, these devices offer ease-of-use and immediacy of results as primary advantages over clinical analyzers which are usually distantly located from the patient. These point-of-care diagnostics are all invasive, requiring, at a minimum, a lancet puncture to the finger for blood to conduct the test. Some of the firms involved in the development or marketing of such products include Roche Diagnostics Systems, Lifestream Technologies, Inc. and Cholestech Corporation. Another United States company, Chematics, Inc., is marketing a point-of-care, three minute blood-based test which is available on a mail order basis to professionals.

         The Corporation believes that Cholesterol 1,2,3(TM) will compete effectively in the point-of-care markets based on a combination of accuracy, ease-of-use, non-invasive, immediacy of results and cost effectiveness. Management of the Corporation believes that if the results of the clinical trials confirm the results of the earlier studies, any resulting papers or presentations could play an important role in enhancing the endorsement and adoption of Cholesterol 1,2,3(TM) by the medical community.

         Key Markets

         The Corporation envisions the following markets or marketing strategies for Cholesterol 1,2,3(TM):

         .        Physician's office. The non-invasive, low cost and easy-to-use
                  ------------------
                  Cholesterol 1,2,3(TM) test is suitable for use in the physician's office for screening and, perhaps, monitoring applications providing the clinician valuable additional data in an overall patient workup for CAD risk.

         .        Monitoring for drug and dietary therapy. Given the low cost
                  ---------------------------------------
                  and ease of use of Cholesterol 1,2,3(TM), the test may be used to monitor the progress of therapy. The feedback from the use of this device could play an important role in monitoring the effectiveness of therapy. Thus, pharmaceutical companies may be interested in using or co-marketing this test to ensure patient compliance.

         .        Pharmacy Market. The test will be offered through retail
                  ---------------
                  pharmacies to consumers. Pharmaceutical companies might be interested in using or co-marketing the test at the pharmacy level as a means of encouraging individuals to see their doctors for cholesterol lowering drug therapies.

         .        Screening device for coronary stress test. The coronary stress
                  -----------------------------------------
                  test is both time consuming and expensive; however, it is also generally regarded as the definitive measure of coronary arterial function. Cholesterol 1,2,3(TM) could be used as a preliminary screen to determine the need to conduct expensive coronary stress tests.

Colorectal Cancer Diagnostic Tests (ColorectAlert(TM) and ColoPath(TM))

         Pathology

         Colon and rectal cancer ranks as the third most prevalent cancer in North America and the second most common cause of death due to cancer. Colorectal cancer begins as a benign polyp that subsequently evolves into a malignant lesion. The cancer becomes invasive when it penetrates the wall of the colon or rectum. Spread may be by lymphatics or blood vessels and occasionally along nerves. Untreated colorectal cancer leads to death.

         Colon and rectal cancer is staged by imaging and biopsy studies. According to the Duke's Classification Method, colorectal cancer is categorized into four groups:

         Stage A: tumour is limited to the wall of the colon or rectum

         Stage B: tumour has extended to the extracolonic or extrarectal tissue but there is no involvement of regional lymph nodes

         Stage C: tumour has spread to regional lymph nodes

         Stage D: tumour has spread to distant organs

         Early stage disease is not associated with symptoms and about 60% of all cases have spread beyond the colon or rectum (Stages C and D) at the time of diagnosis. Common symptoms associated with later stage disease include blood in the stool, abdominal pain, change in bowel habits and unexplained weight loss. Surgery is the treatment of choice for early stage disease and surgery, chemotherapy and/or radiotherapy may be used to alleviate symptoms in later stage disease. Overall, 50% of the surgically treated patients are cured with early surgical intervention.

         In the absence of effective treatment for advanced stage disease, screening is important. Screening must identify early stage disease in asymptomatic individuals in order to be effective. According to Cancer Care Ontario, when detected early, colorectal cancer has a 90% cure rate. Currently four methods are used to screen for colorectal cancer:

         .        digital rectal examination

         .        fecal occult blood testing ("FOBT")

         .        sigmoidoscopy

         .        double contrast barium enema ("DCBE")

         DCBE is now recommended by the American Cancer Society as a viable screening alternative for detection of colorectal cancer. Digital rectal examination is a simple and safe procedure but fewer than 10% of colorectal cancers can be detected by this method. Sigmoidoscopy allows for more extensive evaluation of the rectum and sigmoid colon although it has a lower rate of patient acceptability and is more expensive than other methods. FOBT is the most frequently used screening method for colorectal cancer. Most national healthcare organizations in the United States including the American Cancer Society and the United States Preventative Services Task Force have recommended annual fecal occult blood testing for individuals over the age of
50. Although FOBT has been found to reduce death due to eventual cancer, the test does have limitations due to its relatively low levels of sensitivity and specificity.

         Market

         According to the American Cancer Society, there will be an estimated 148,300 new cases of colorectal cancer in the United States in 2002 (American Cancer Society, Cancer Facts and Figures 2002). While there has been some improvement in the five-year survival rate, there has been little change in overall mortality from colorectal cancer in the last 30 years. According to the American Cancer Society (Cancer Facts and Figures, 2002), there will be an estimated 60,000 deaths attributed to colorectal cancer in 2002.

         On average, 13 person years of life are lost for each colorectal cancer death. In addition, treatments such as surgery, colostomies, chemotherapy and radiotherapy can also produce significant illness. Early detection of cancer is a high priority given the high cost of treatment and the costs associated with premature death. The most prevalent test is FOBT but many patients and professionals generally do not want to perform the test because it involves smearing stool samples on a slide and because the test has relatively poor predictive values.

         The Opportunity

         The Corporation's rectal mucous test ("ColorectAlert(TM)") is a patented laboratory based technology which detects a carbohydrate marker associated with cancerous and pre-cancerous conditions. Dr. A.K.M. Shamsuddin (the "ColorectAlert(TM) Inventor") of Baltimore, Maryland developed this technology at the University of Maryland School of Medicine. Pursuant to agreements (the "ColorectAlert(TM) Licence Agreements") dated March 27, 1998, May 1, 1998 and October 23, 2001 between the Corporation and the ColorectAlert(TM) Inventor, the Corporation acquired a licence for all diagnostic applications and products which incorporate or make use of this technology as well as the licence for three existing United States and Japanese patents. Pursuant to the terms of the ColorectAlert(TM) Licence Agreements, the Corporation is required to make payments upon achieving certain milestones leading up to FDA approval of this test, and royalty payments based on revenues from this technology. The ColorectAlert(TM) Licence Agreements may only be terminated by the parties in the event of a material breach by the other party.

         A second colorectal cancer test, ColoPath(TM), is a patented technology that detects another marker associated with neoplasia or cancer of the colon or rectum. The marker was developed by Procyon BioPharma Inc. ("Procyon"). The Corporation entered into an agreement with Procyon dated March 19, 2001, as amended (the "Procyon Licence Agreement"), whereby the Corporation has the right to complete the development, clinical trials, and regulatory submission for the technology and is entitled to develop, manufacture, market and distribute the ColoPath(TM) technology exclusively on a global basis. Pursuant to the terms of the Procyon Licence Agreement, all new patents will be owned by the Corporation. Procyon is entitled to payments based on the completion of milestones as well as a royalty payment based on sales of all mucous-based colorectal cancer tests.

         The Technologies

         The ColorectAlert(TM) test detects the presence of a specific sugar in the rectal mucous of individuals expected to have colorectal cancer or precancerous polyps. This sugar is detected by a chemical reaction performed on a test membrane following routine digital rectal examinations and does not require a blood sample. The same technology has been adapted for the detection of lung cancer, and could potentially be adapted for the detection of breast and cervical cancer.

         Tumour markers, or tests such as these, are substances associated with cancers that may be used to aid in the diagnosis of cancer, determine prognosis, detect recurrent disease and monitor response to therapy.

         ColoPath(TM) may be developed into a stand alone assay or may be used in conjunction with the ColorectAlert(TM) test.

         Product Status and Development Plan

         The Corporation has completed product development of the ColorectAlert(TM) technology and has conducted preclinical trials to validate the ColorectAlert(TM) Inventor's data which had been collected on a few thousand patients. In accordance with a sponsored research agreement (the "St. Michael's Agreement") dated November 30, 1998, the Corporation completed a prospective clinical trial in December 1999 at St. Michael's Hospital ("St. Michael's"), Wellesley Central Site, Toronto, Ontario, with Dr. N. Marcon as principal investigator. The clinical trial examined ColorectAlert(TM) to determine its added benefit, relative to FOBT and carcinoembryonic antigen (described below), for the early diagnosis of colorectal cancer and precancerous polyps. A total of 600 patients were tested over a twelve month period. The results of the trial indicated that ColorectAlert(TM) was equally sensitive and more specific, on its own, than FOBT testing. These results were presented at the Digestive Disease Week Meeting held on May 22, 2000 in San Diego, California. These results support management's beliefs that the test undergoing trial could lead to earlier detection of cancer and greater accuracy in diagnosis.

         Two clinical trials involving 1,250 patients are currently underway at St. Michael's Hospital, Toronto to evaluate ColoPath(TM) and to determine the reproducibility of ColorectAlert(TM) as well as determining the effectiveness of ColorectAlert(TM) in an unprepped bowel.

         Patents

         The Corporation acquired the rights to two United States patents and one Japanese patent for ColorectAlert(TM) as well as the rights to worldwide granted patents for ColoPath(TM). A patent involving the spectrophotometric measurement of colour-based biochemical and immunological assays has been filed, on a worldwide basis, and is applicable for these technologies.

         Competition

         The only FDA approved tumour marker for colorectal cancer is carcinoembryonic antigen ("CEA") and is marketed by several companies. Its sensitivity is dependent on the stage of disease according to the Duke's classification method as follows:

         Stage A:  7%

         Stage B: 21%

         Stage C: 28%

         Stage D: 64%

         In addition, CEA may have value in prompting second look surgery since rising values may be indicative of recurrence. CEA is also useful in monitoring response to chemotherapy.

         To the best of the Corporation's knowledge, there are no other FDA approved tumour markers for colorectal cancer although several are believed to be in development. In the future, genetic markers may be useful in diagnosing early stage disease.

         FOBT has fair sensitivity (22% for polyps; 50% for cancer) (Clinical Database "Should All People Over the Age of 50 have Regular Fecal Occult-Blood Tests?", April 6, 1998) but poor positive predictive value (2%-17%) ("Fecal Occult Blood Testing for Colorectal Cancer, Can we afford to do this?" Alquist, D.A. Gastroenterol Clin. North. Am., 1997). This poor predictive value leads to unnecessary cost and patient inconvenience and anxiety due to unnecessary colonoscopies. In addition, compliance with fecal occult blood testing procedures (e.g. dietary restrictions) is estimated to be only 35-50% (Clinical Database, April 16,
1998). Many physicians are dissatisfied by fecal occult blood testing in general and would prefer to have a completely different type of test.

         Sigmoidoscopy is expensive (US$100-US$200/test), may cause complications (bowel perforations) and is not well accepted by the patient. Sensitivity varies with the type of instrument and the skill of the physician. The best reported values are 40-65%. Although specificity is good, false positive results do occur when polyps are detected that are unlikely to become malignant during the patient's lifetime.

         Management of the Corporation is aware of other diagnostic tests under development which may be useful for the detection of all colorectal pathology and is currently monitoring their progress. Some of the firms involved in the development or marketing of such products include Exact Laboratories, Inc., Entirix Inc., and Lexon Inc.

         Key Markets

         The ColorectAlert(TM) test could be used in the laboratory and potentially in the physicians' offices. Tumour marker sales were expected to grow at least 5-10% per year through 2000 when they would reach nearly US$860 million (Decision Resources Inc., December 1996).

Lung Cancer Diagnostic Test (LungAlert(TM))

         Pathology

         Lung cancer is the number-one cause of cancer-related death for both men and women in North America. In the majority of cases lung cancer begins in the lining of the bronchi and slowly moves down to the lungs. Initially the cancer does not cause a solid mass tumour and results in few or no symptoms. Almost 90% of lung cancer cases can be directly or partly attributed to smoking.

         There are two main types of lung cancer, Small Cell Lung Cancer ("SCLC") and Non-Small Cell Lung Cancer ("NSCLC"). SCLC can be further subdivided into two stages, limited stage and extensive stage. In limited stage, the tumour is confined to its original area and has not spread to other parts of the body. In extensive stage lung cancer, the tumour has metastasized.

         NSCLC is classified under three subgroups and assigned to one of four stages. The subgroups are:

         Squamous cell carcinoma:           Always associated with smoking.
                                            Usually starts in bronchi. Grows
                                            relatively slowly.

         Adenocarcinoma:                    Begins in mucous glands near outer
                                            surface of the lung.

         Large-Cell Undifferentiated:       May appear in any part of the lung.
                                            Tends to grow and spread quickly.



         Lung cancer stages are:

         T1: Tumour is smaller than 3 cm and has not spread to the main branches of the bronchus.

         T2: Tumour is larger than 3 cm. Cancer has spread to the visceral pleura. Cancer partially clogs airway but does not cause pneumonia.

         T3: Tumour has spread to the chest wall and/or the diaphragm. The cancer is within 2 cm of the trachea. One or both lungs collapse.

         T4:                                Metastatic spread.

         Common symptoms of developing lung cancer include an excessive cough, worsening breathlessness, weight loss, and fatigue. There is currently no screening method that is effective in detecting lung cancer early enough for productive intervention. Current methods that are used to attempt to screen for lung cancer include:

         .        X-Ray

         .        Computed Tomography

         .        Sputum Cytology

         .        Magnetic Resonance Imaging ("MRI")

         X-Ray is the most common test for lung cancer, but can only detect cancers that are 1 cm or larger and as a result, almost all cancers detected by X-Ray are metastatic. Computed Tomography is better than X-ray at detecting lung cancer but sensitivity and specificity are still too low to be an effective screening modality. Sputum cytology (conventional) has been used since the 1930's for the diagnosis of lung cancer and is still useful for the detection of tumours arising from the large bronchus. MRI, for the purpose of lung cancer, is very inefficient and is used to assess if the cancer has metastasized. All of these methods are quite expensive and generally unsuitable for screening purposes.

         Market

         According to the American Cancer Society (Cancer Facts and Figures,
2002), in the United States in 2002 there will be an estimated 169,400 new lung cancer cases and an estimated 154,900 lung cancer deaths. Lung cancer has the second highest incidence in both men and women in North America. More deaths are caused by lung cancer in both men and women in North America. This fact alone demonstrates the need for an effective early screening test for lung cancer.

         The Opportunity

         LungAlert(TM) is based on a modified version of the ColorectAlert(TM) technology, using a sputum sample instead of a rectal mucous sample. See "Information on the Corporation - Business Overview - Colorectal Cancer Diagnostic Tests (ColorectAlert(TM) and ColoPath(TM)) - The Opportunity" for licensing and technology information.

         Product Status and Development Plan

         The Corporation has developed a prototype of the LungAlert(TM) technology suitable for clinical evaluation. The Corporation undertook a pilot study to determine if the ColorectAlert(TM) technology could be used as a screening test for lung cancer. 76 patients were tested, consisting of 24 healthy volunteers, 29 individuals with benign lung cancer, and 23 individuals with lung cancer. The study showed a sensitivity of 87% and a specificity of 76% and the results of the study were presented at the American Thoracic Society Meeting in May, 2001.

         In accordance with a sponsored research agreement (the "St. Joseph's Agreement") dated January 25, 2002, the Corporation began a prospective clinical trial involving 500 patients at St. Joseph's Hospital ("St. Joseph") and McMaster University, Hamilton, Ontario, Canada with Dr. P. Gerard Cox and Dr. John Miller as principal investigators. The clinical trial is to determine LungAlert(TM) values in individuals with lung cancer, in individuals with benign lung disease, and in healthy smokers. This study is designed to demonstrate LungAlert's(TM) potential as a screening test for lung cancer.

         Patents

         Patent coverage for LungAlert(TM) is the same as patent coverage for ColorectAlert(TM). See "Information on the Corporation - Business Overview."

         Competition

         To the Corporation's knowledge, there are no FDA-approved tumour markers for lung cancer, although several are believed to be in development. In the future, genetic markers may be useful in diagnosing early-stage disease.

         Several tests for lung cancer exist but due to their low ability to detect cancer, or their high cost, they are not suitable for cancer screening.

         Management of the Corporation is aware of other diagnostic tests under development that may be useful for the detection of lung cancer and is currently monitoring their progress. One of the firms involved in the development or marketing of such products is Lexon Inc.

         Key Markets

         The LungAlert(TM) test may be suitable for use in both the laboratory and potentially the physician's office.

Prostate Cancer Diagnostic Test

         Pathology

         Prostate cancer is divided into four stages based on the Jewitt-Whitmore System of cancer staging:

         Stage A: Very early and without symptoms, detected by accident.

         Stage B: Confined to the prostate, but can be detected by rectal exam or elevated PSA (defined below) levels.

         Stage C:          Cancer has spread to the outside prostate capsule.
                           This spread is localized to the surrounding tissues or seminal vesicles.

         Stage D:          Metastatic spread.

         Symptoms of prostate cancer include blood in the urine or semen, painful frequent urination, and nagging pain or stiffness in the back or hips. There are currently several methods in use for the screening of prostate cancer including:

         .        Prostate-specific antigen ("PSA")

         .        Digital Rectal Exam ("DRE")

         .        Prostate Ultrasound

         PSA is a blood test used to screen for prostate cancer. Although becoming more prevalent, the test produces many false positives and false negatives. As a result, several refinements have been developed including PSA velocity, free and total PSA, and age-specific PSA. A DRE is performed by a doctor with a gloved finger. Normal prostate tissue is soft, whereas malignant tissue is firm and asymmetrical. This test relies on the physician's ability to feel the differences. As many as one-third of men diagnosed with prostate cancer have had a normal DRE. Prostate Ultrasound is used to visualize the tumour. Not all cancers can be detected using this method, so it is most commonly used in conjunction with a DRE.

         Market

         Approximately 30% of all identified cancers in men are due to prostate cancer. According to the American Cancer Society (Cancer Facts and Figures,
2002), there will be an estimated 189,000 new prostate cancer cases identified in the United States in 2002. Prostate cancer deaths will account for 11% of cancer deaths, or an estimated 30,200 deaths in the United States in 2002.

         The Opportunity

         A prostate cancer test has been patented by Dr. Said Hakky of Largo, Florida. The Corporation entered into an agreement with Dr. Hakky dated August 30, 2000, as amended (the "Hakky Licence Agreement"), whereby the Corporation assumes responsibility for the development, clinical trials, and regulatory submission for the technology and is entitled to develop, manufacture, market and distribute this technology exclusively on a worldwide basis. Pursuant to the terms of the Hakky Licence Agreement, all new patents will be owned by the Corporation. Dr. Hakky is entitled to payments based on the completion of milestones as well as a royalty payment based on sales of the prostate cancer test.

         The Technology

         The technology developed by Dr. Hakky detects the presence of a prostate-specific protein from a sample of urine or blood.

         Product Status and Development Plan

         The marker will be commercialized by developing an antibody sandwich-based test suitable for both urine and blood samples. Using this method, two specific antibodies recognizing distinct regions of the protein are produced by immunization. One antibody serves to capture the protein and the second antibody, labelled with a reporter molecule, binds to the captured protein and "reports" its presence. Once the prototype is completed, the Corporation plans to commence a small `in-house' clinical trial to test the ability of the antibodies to identify samples from subjects with prostate cancer. Based on the outcome of this in-house study, the Corporation may commence a larger clinical trial, with a centre specializing in prostate cancer.

         Patents

         The Corporation licensed a United States patent covering a method for detecting prostatic cancer. The patent covers the test being done on either a blood sample or a urine sample.

         Competition

         PSA is an established and well-used marker for prostate cancer. There is a debate currently taking place on the benefit of the test (Journal of Urology, January 2002).

         To the Corporation's knowledge, there are no other FDA-approved non-invasive tumour markers for prostate cancer although several are believed to be in development. In the future, genetic markers may be useful in diagnosing early stage-disease.

         Management of the Corporation is aware of other diagnostic tests useful for the detection of prostate cancer and is currently monitoring their progress. One of the firms involved in the development or marketing of such products is Diagnocure Inc.

Other Product Development Programs

         To date, the Corporation has identified a number of other technologies, including several which are under evaluation. The Corporation is currently assessing likely proprietary position and market potential for these technologies as well as evaluating the technological and regulatory obstacles which must be overcome with each technology program.

Patent and Proprietary Protection

         The Corporation seeks to acquire processes and/or products or acquire licences for processes and/or products, which have existing proprietary protection. If patents have not yet issued on a technology, the Corporation will review the patent applications, if any, and examine the patentability of the technology in question, before attempting to acquire the technology. In some cases, the Corporation may actually file patent applications for technologies which it owns or in respect of which it has acquired a licence and then further developed. Such applications may cover composition of matter, the production of active ingredients and their novel applications. The Corporation has acquired, by licence or assignment, rights in patents and applications filed in the United States and internationally.

         The Corporation retains independent patent counsel where appropriate. Management of the Corporation believes that the use of outside patent specialists ensures prompt filing of patent applications as well as the ability to access specialists in various areas of patents and patent law to ensure complete patent filing.

         The patent position relating to diagnostics is uncertain and involves many complex legal, scientific and factual questions. While the Corporation intends to protect its valuable proprietary information and believes that certain of its information is novel and patentable, there can be no assurance that: (i) any patent application owned by or licensed to the Corporation will be approved in all countries; (ii) proceedings will not be commenced seeking to challenge the Corporation's patent rights or that such challenges will not be successful; (iii) proceedings taken against a third party for infringement of patent rights will be successful; (iv) processes or products of the Corporation will not infringe upon the patents of third parties; or (v) the scope of patents issued to or licensed by the Corporation will successfully prevent third parties from developing similar and competitive products. It is not possible to predict how any litigation may affect the Corporation's efforts to develop, manufacture or market products. The cost of litigation to uphold the validity and prevent infringement of the patents owned by or licensed to the Corporation may be significant.

         Issues may arise with respect to claims of others to rights in the patents or patent applications owned by or licensed to the Corporation. As the industry expands, and more patents are issued, the risk increases that the Corporation's processes and products may give rise to claims that they infringe the patents of others. Actions could be brought against the Corporation or its commercial partners claiming damages or an accounting of profits and seeking to enjoin them from clinically testing, manufacturing and marketing the affected product or process. If any such action were successful, in addition to any potential liability for damages, the Corporation or its commercial partners could be required to obtain a licence in order to continue to manufacture or market the affected product or use the affected process. There can be no assurance that the Corporation or its commercial partners could prevail in any such action or that any licence required under any such patent would be made available or, if available, would be available on acceptable terms. If no licence is available, the Corporation's ability to commercialize its products may be negatively affected. There may be significant litigation in the industry regarding patents and other intellectual property rights and such litigation could consume substantial resources. If required, the Corporation may seek to negotiate licences under competitive or blocking patents which it believes are required for it to commercialize its products.

         Although the scope of patent protection ultimately afforded by the patents and patent applications owned by or licensed to the Corporation is difficult to quantify, management of the Corporation believes that such patents will afford adequate protection for it to ensure exclusivity in the conduct of its business operations as described in this Registration Statement. The Corporation also intends to rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation to develop and maintain its competitive position. To protect these rights, the Corporation requires all employees and consultants to enter into confidentiality agreements with the Corporation. There can be no assurance, however, that these agreements will provide meaningful protection for the Corporation's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Further, in the absence of patent protection, the Corporation's business may be adversely affected by competitors who independently develop substantially equivalent technology.

         The Corporation's success depends, in part, on its ability to obtain patents, maintain its trade secrets and operate without infringing the proprietary rights of third parties. See "Key Information - Risk Factors - Patents and Proprietary Technology".

Competition

         The diagnostics and device industry is dominated by a few major companies which are involved in the research, development, manufacture and marketing of products. Beyond these major players, a number of relatively new firms have been established, with a focus on developing improved products. The industry is characterized by extensive research efforts, technological change and intense competition. Competition can be expected to increase as technological advances are made and new diagnostic tools are developed. Competition in the industry is primarily based on: (i) product performance, including efficacy and safety; (ii) price; (iii) acceptance by physicians and various payers such as governments and HMOs; (iv) marketing; and (v) distribution. The availability of patent protection in the U.S. and elsewhere, and the ability to obtain governmental approval for testing, manufacturing and marketing, are also important factors.

         Other groups active in this industry include educational institutions and public and private research institutions. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. They are also becoming increasingly competitive in recruiting personnel from the limited supply of highly qualified clinical physicians, academic scientists and other professionals.

         Competitors of the Corporation may: (i) use different technologies or approaches to develop products that are similar to products which the Corporation is seeking to develop; (ii) develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available than any developed by the Corporation; and (iii) succeed in obtaining regulatory approval of such products before the Corporation obtains approval of its products. There can be no assurance that the Corporation's products will compete successfully or that research and development will not render the Corporation's products obsolete or uneconomical. See "Key Information - Risk Factors - Competition."

         In the long term, the Corporation believes that its ability to compete effectively will be based on its ability to create and maintain scientifically advanced technology, develop superior products, attract and retain scientific personnel with a broad range of technical expertise and capability, obtain proprietary protection for its products and processes, secure the required government approvals on a timely basis, identify and successfully pursue research and development projects for which significant market opportunities exist or are likely to develop, and manufacture and successfully market its products. The competition for personnel is intense and the Corporation cannot guarantee that personnel who are currently working on behalf of the Corporation will remain or that sufficiently qualified employees can be found to replace them. The loss of key employees and/or key contractors may affect the speed and success of product development. See "Key Information - Risk Factors - Dependence on Key Employees."

Regulatory Requirements

         The Corporation is in the process of developing novel predictive medicine and diagnostic devices. These devices are regulated differently by each country in which the Corporation wishes to have its products sold. The regulations governing the sale and distribution of diagnostic devices and the time taken for this approval process can vary widely. However, it is generally recognized that the requirements for diagnostic products such as those that the Corporation is in the process of developing are less arduous than those for pharmaceuticals.

         The Canadian health care industry is regulated by the HPB. This federal agency has a role similar to that of the FDA and has responsibility for regulating drugs for both human and animal use, cosmetics, medical devices, radiation emitting devices, foods and food additives, chemicals and other products affecting human health. A manufacturer is required to follow specific regulations referred to as current Good Manufacturing Practice ("GMP") regulations in the manufacture of such products. Regulations imposed by federal, provincial, state and local authorities in Canada and the United States as well as their counterparts in other countries, are a significant factor in the conduct of the development, manufacturing and eventual marketing activities for the proposed products. The regulatory processes in the United States, Canada and other countries differ more widely in the approvals of diagnostic devices than for the approval of pharmaceuticals. As the most significant market for the Corporation's products is in the United States, and it is generally accepted that the FDA has the most stringent device approval requirements, a general review of the FDA regulations follows.

         If a device is considered to be substantially equivalent to existing devices already marketed, it may receive a 510(k) clearance. Under this clearance, the FDA will send the manufacturer a market clearance letter called a substantially-equivalent letter. Although this process can be as short as 60 days, it is typical for a 510(k) approval to take 90 to 120 days. If a device does not qualify for a 510(k), a premarket approval ("PMA") process may be required. The length of the PMA process depends largely on the nature of the device and the diagnosis undertaken through the use of the device and the resulting impact on clinical trial endpoints and design. Increasingly, the FDA is creating a more user-friendly regulatory environment and, as a result, even the PMA process can proceed expeditiously.

         Many medical devices sold in the United States today have been cleared for commercial distribution and marketing by PMA. A PMA must be submitted to the FDA if a company wants to introduce a device with a new intended use into commercial distribution. Under a PMA, the FDA is notified as to a company's intent to market a device. If the application is accepted, this signifies only acceptance of the application and not a clearance to sell the device. Under the PMA guidelines, the FDA requires the submission and review of valid scientific evidence to determine whether a reasonable assurance exists that the device is safe, effective and has clinical utility. The collection and evaluation of clinical data to demonstrate the safety and efficacy of a medical device are essential for the ultimate approval of that device. Valid scientific evidence as currently defined by the FDA is limited to well-controlled investigations, including (where applicable) blinding and randomization of clinical trials.

         The products that the Corporation is currently developing may ultimately be subject to the demanding and time-consuming PMA approval procedure. The regulations defined by these procedures cover not only the form and content of the development of safety and efficacy data regarding the proposed product, but also impose specific requirements regarding manufacture of the product, quality assurance, packaging, storage, documentation and record keeping, labelling, advertising and marketing procedures. The process of conducting the clinical trials and gathering, compiling and submitting the data required to support a PMA or facility approval is expensive and time-consuming, and there can be no assurance that the FDA will approve a PMA or a manufacturing facility submitted to it in a timely manner, or at all. See "Key Information - Risk Factors - Government Regulation." In order to obtain approval, an applicant must submit, as relevant for the particular product, proof of safety, purity, potency and efficacy. In most cases, such proof entails extensive pre-clinical, clinical and laboratory tests. The testing, preparation of necessary applications and processing of those applications is expensive and time-consuming and may take several years to complete. There is no assurance that the regulator will act favourably or quickly in making such reviews and approving products for sale. Difficulties or unanticipated costs may be encountered by the Corporation in its efforts to secure necessary governmental approval or licences, which could delay or preclude the Corporation from marketing its products. Conditions could also be placed on any such approvals that could restrict the commercial applications of such products. With respect to patented products or technologies, delays imposed by the government approval process materially reduce the period during which the Corporation will have the exclusive right to exploit them. This occurs because patent protection lasts only for a limited time, beginning on the date the patent is first granted (in the case of United States patent applications) or when the patent is first filed (in the case of patent applications filed in the European Community and Canada).

         Among the requirements for product approval is the requirement that prospective manufacturers conform to the FDA's and HPB's current GMP standards which thereafter must be followed at all times. In complying with GMP standards, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to ensure technical compliance. Continued compliance is necessary for all products with all requirements of the applicable legislation and the conditions laid out in an approved application, including, but not limited to, product specification, manufacturing process, labelling, promotional material, record keeping and reporting requirements. Failure to comply, or the occurrence of unanticipated adverse effects during commercial marketing, could lead to the need for product recall, or regulator-initiated action such as the suspension of manufacturing or seizure of the product, which could delay further marketing until the products are brought into compliance. The regulator may also request a voluntary recall of a product. The regulator may also require post-marketing testing and surveillance to monitor the record of the product and continued compliance with regulatory requirements.

         In summary, the product testing and approval process could take a number of years and involve the expenditure of significant resources. There can be no assurance that approval will be granted on a timely basis, or at all.

Corporation's Plan of Operation for the Remainder of this Financial Year

Material Product Research and Development to be Performed:

         The Corporation currently has nine clinical trials in progress: seven covering Cholesterol 1,2,3(TM); one for ColorectAlert(TM) and Colopath(TM); and one for LungAlert(TM). For the remainder of this year, management intends to continue and complete most of these trials and to initiate additional trials in North America.

         The Corporation plans to continue product development of a home test version of Cholesterol 1,2,3(TM) as well as further product development of predictive tests for cancer, including colorectal, lung, breast and prostate cancer.

Commercialization Activities:

         Pursuant to the marketing and distribution agreement with McNeil Consumer Healthcare ("McNeil"), announced on May 10, 2002, the Corporation plans to commercially launch in Canada later this year its predictive test for coronary artery disease, presently known as Cholesterol 1,2,3(TM). McNeil will be responsible for all marketing and sales of the product in Canada.

         In mid 2000, the Corporation filed a 510(k) submission with the FDA for clearance of the Cholesterol 1,2,3(TM) product in the United States. The Corporation plans to continue to seek agreements for the United States and other countries for the marketing of Cholesterol 1,2,3(TM).

         In addition, the Corporation is seeking marketing partners for its cancer technologies, including ColorectAlert(TM) and LungAlert(TM).

Other Anticipated Changes in Plant, Equipment or Number of  Employees

         The Corporation currently has no major plans to construct, expand or improve its facilities in the near future or to significantly expand its employee base.

C.  Organizational Structure

         The Corporation carries on its operations in Canada. The Corporation has one wholly owned subsidiary, IMI International Medical Innovations Inc. (Switzerland), a corporation incorporated under the laws of Switzerland.

D.  Property, Plants and Equipment

         The Corporation currently rents approximately 2,309 square feet of office space at 4211 Yonge Street, Suite 300, Toronto, Ontario, M2P 2A9, Canada, its principal place of business. That lease expires on June 30, 2005. The Corporation also occupies laboratory facilities at McMaster University in Hamilton, Ontario, Canada under an agreement that expires on October 31, 2005.

         All assets are held in the name of the Corporation. The following table details the Corporation's fixed assets as of December 31, 2001:

--------------------------------------------------------------------------
                             Cost      Accumulated       Net book
                                       Depreciation       Value
                              ($)          ($)             ($)
--------------------------------------------------------------------------
Computer equipment          105,598       70,166           35,432
--------------------------------------------------------------------------
Furniture and equipment      55,802       29,448           26,354
--------------------------------------------------------------------------
Research instrumentation    284,312      106,646          177,666
--------------------------------------------------------------------------
Laboratory equipment          7,306        4,590            2,716
--------------------------------------------------------------------------
Leasehold improvements        8,705        2,321            6,384
--------------------------------------------------------------------------

---------------------------------------------------------------------------
TOTAL                461,723                 213,171           248,552
---------------------------------------------------------------------------

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.


         The following section should be read in conjunction with the audited financial statements and notes thereto for the 11 month period ended December 31, 2001, and the financial years ended January 31, 2001 and January 31, 2000, which have been prepared in accordance with Canadian GAAP and which are included in Item 18. There are significant differences between Canadian GAAP and U.S. GAAP, which are described and reconciled in note 8 to those financial statements. Some of the statements contained in this section constitute forward-looking statements. These statements relate to future events or to the Corporation's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the Corporation's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements express or implied by such forward-looking statements.

Overview

         The Corporation is a predictive medicine company that develops and commercializes rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. To date, the Corporation has developed and/or acquired several technologies, including a test to measure skin cholesterol (Cholesterol 1,2,3(TM)), as well as the technologies for tests to detect the presence of a cancer-specific marker for use in colorectal, lung and other cancers. In addition, the Corporation has licensed a different marker for the detection of prostate cancer, has patents pending for colour measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

         The Corporation seeks to find proprietary technologies that have demonstrated some clinical efficacy in human testing and then completes the final development in preparation for clinical trials. The Corporation seeks marketing and sales partnerships with multinational diagnostic, pharmaceutical and consumer goods companies to distribute its products.

         From its inception through December 31, 2001, the Corporation has incurred losses totalling $9,573,794. The Corporation has earned no revenues to date. However, it believes substantial revenues and profits will be generated in the future following regulatory approval of its technologies.

         In December 2001, the Corporation changed its year-end from January 31 to December 31. This change resulted in an eleven-month fiscal year ended December 31, 2001.

A.  Operating Results

11 Months Ended December 31, 2001 Compared to Year Ended January 31, 2001

         The consolidated loss for the 11 months ended December 31, 2001 ("fiscal December 2001") was $3,245,206 ($0.17 per share), compared to $1,833,205 ($0.11 per share) for the year ended January 31, 2001 ("fiscal January 2001"), an increase of $1,412,001. The increased expenditures supported the Corporation's advancement of its technologies through clinical trials.

         Research and development expenses increased by $746,835 to $2,047,116 in fiscal December 2001 from $1,300,281 in fiscal January 2001. Spending on external multi-site clinical trials for Cholesterol 1,2,3(TM), in preparation for filing with the FDA and to fund ongoing studies, increased by approximately $525,000. Clinical trials on the cancer program for ColorectAlert(TM) and LungAlert(TM) increased by approximately $86,000. In addition, expenditures to expand the patent protection on the Corporation's intellectual property increased by $99,000. Recoveries from provincial refundable scientific investment tax credits amounted to $131,000 in fiscal December 2001, compared to $115,239 for fiscal January 2001. The Corporation expects to continue its research and development program at moderately increased levels for the near future as it develops new products and expands the clinical applications of its current product lines.

         General and administrative expenses were $1,500,434 for fiscal December 2001, compared to $1,077,028 for fiscal January 2001, an increase of $423,406. This increase was required to support expansion of the Corporation's international business development and related corporate activities as well as professional fees incurred by its European subsidiary.

         Amortization expense amounted to $215,236 for fiscal December 2001, compared to $93,967 for fiscal January 2001. The increase resulted from net additions of $182,125 in capital assets to support the clinical trials plus $686,507 for the purchase of new technologies of which $381,507 was acquired by way of cash consideration and $305,000 through the issuance of warrants. The fair value of the warrants was estimated using the Black-Scholes pricing model.

         Interest income amounted to $386,580 for fiscal December 2001, compared to $522,832 for fiscal January 2001. The decrease resulted from a gradual lowering of market interest rates throughout the period on slightly lower cash balances and short-term investments.

         For purpose of U.S. GAAP, the consolidated loss is $4,162,580 for fiscal December 2001 compared to $4,805,179 for fiscal January 2001. For fiscal December 2001, acquired technology expense was $686,507, which resulted from the purchase of new technologies compared to nil in fiscal January 2001 where there were no purchases of acquired technology. Stock and stock option compensation decreased by $2,652,054 to $357,005 in fiscal December 2001 from $3,009,059 in fiscal January 2001. The decrease is attributed to performance stock options meeting their vesting criteria in fiscal January 2001 resulting in an expense of $2,918,965.

Year Ended January 31, 2001 Compared to Year Ended January 31, 2000

         The loss for fiscal January 2001, as mentioned above, was $1,833,205 ($0.11 per share), compared to $1,332,447 ($0.10 per share) for the fiscal year ended January 31, 2000 ("fiscal January 2000"), an increase of $500,758. The increased expenditures supported the Corporation's advancement of its technologies through clinical trials as well as listing on the Toronto Stock Exchange.

         Gross research and development expenses increased by $272,675 from $1,027,606 in 2000 to $1,300,281 in fiscal January 2001. This increase was mainly attributable to the addition of three people to the scientific staff and external trials for Cholesterol 1,2,3(TM), ColorectAlert(TM) and LungAlert(TM). Recoveries from refundable scientific ITCs amounted to $115,239 in fiscal January 2001, which included the provincial tax credit plus an additional $35,239 that was received during the year in excess of the amount accrued for fiscal January 2000. The accrual in 2000 for recoveries from both Canadian federal and provincial governments amounted to $332,000.

         General and administrative expenses were $1,077,028 for fiscal January 2001, compared to $653,122 for fiscal January 2000, an increase of $423,906. This increase was required to support the Toronto Stock Exchange listing and related corporate activities as well as professional fees related to technology acquisitions and the establishment of a European subsidiary.

         Amortization expense amounted to $93,967 for fiscal January 2001, compared to $71,719 for fiscal January 2000. The increase related to the $138,430 in capital expenditures during the year, most of which was for additional research instruments and computers for use in the Corporation's clinical trial program.

         Interest income amounted to $522,832 for the year, compared to $38,906 for fiscal January 2000. The increase resulted from the investment of cash received from the issuance of capital stock during the year.

         For purpose of U.S. GAAP, the consolidated loss is $4,805,179 for fiscal January 2001 compared to $2,380,063 for fiscal January 2000. Stock and stock option compensation increased by $1,915,087 to $3,009,059 in fiscal January 2001 from $1,093,972 in fiscal January 2000. The increase is attributed to performance stock options meeting their vesting criteria in fiscal January 2001 resulting in an expense of $2,918,965.

B.  Liquidity and Capital Resources

         As at December 31, 2001 the Corporation had cash, and cash equivalents and short-term investments totalling $7,951,179 (as compared to $10,566,170 at January 31, 2001). The decrease resulted primarily from the cash used to fund operating activities of $3,238,696 (compared to $1,425,849 in fiscal January
2001) plus $654,623, net of proceeds on disposal, used to acquire capital assets and new technologies. This was partially offset by the issuance during the year of capital stock from the exercise of warrants and options for net proceeds of $1,278,328. In fiscal January 2001 the Corporation issued 3,157,895 special warrants for net proceeds of $11,134,901 which enabled the Corporation to meet the listing requirements of the Toronto Stock Exchange. The Corporation has no long-term debt.

         On April 2, 2002, the Corporation sold by way of private placement 1,200,000 Common Shares at a price of $5.00 per share, on a bought-deal basis, for net proceeds of $5,432,708. This increased the cash, cash equivalents and short term investments of the Corporation to more than $12,700,000.

         To date, the Corporation has financed its activities through the issuance of shares and the recovery of investment tax credits. The Corporation believes that its existing cash resources together with the proceeds of the private placement referred to above, will be sufficient to meet its current operating and capital requirements through at least December 31, 2004 and that no additional funds would be required to support its current program of product development, research and clinical trials.

C.  Research and Development

         During fiscal December 2001, the Corporation spent $2,047,116 on Corporation-sponsored research and development activities. During fiscal January 2001and fiscal January 2000, the Corporation spent $1,300,281 and $1,027,606, respectively, on such activities.

         Also see "Information on the Corporation - Business Overview."

D.  Trend Information

         See "Information on the Corporation - Business Overview."


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.  Directors and Senior Management.

SENIOR MANAGEMENT

Brent Norton, MD, MBA, 41, President and CEO, Director

         Dr. Norton founded IMI in 1992 and has led it with a vision to improve the way disease is identified and managed. He has been active in medical practice management and research for more than 15 years. As a physician-entrepreneur, Dr. Norton's cross-functional knowledge and skills enable him to guide the Corporation and its products from the scientific stage through to successful commercialization.

         He completed his medical training at McGill University in Montreal, Quebec, Canada and conducted post-graduate work in biomedical engineering at Ecole Polytechnique in Montreal, Quebec, Canada. Dr. Norton subsequently completed his MBA at the University of Western Ontario, London, Ontario, Canada.

Michael Evelegh, Ph.D., 50, Executive Vice President, Clinical and Regulatory Affairs

         Dr. Evelegh has nearly 20 years' experience researching and developing human diagnostics, including product development, clinical trials, regulatory submissions and manufacturing. He has successfully guided several high-profile products through to approval by the FDA as both PMA and 510(k) submissions.

         Dr. Evelegh leads IMI's scientific team at the Corporation's laboratory located at McMaster University in Hamilton, Ontario, Canada. He directs a research and development staff that includes Ph.D.-level scientists and technicians. He is also chiefly responsible for evaluating the scientific potential of new technologies for IMI's pipeline.

         Prior to joining IMI Dr. Evelegh directed research teams at other Canadian biotechnology companies and has been an independent scientific and regulatory consultant. He earned his Ph.D. in Immunology at McMaster University, where he is an Associate Professor in the university's medical school.

Ron Hosking, 57, Vice President, Finance and CFO

         Mr. Hosking's career includes nearly 20 years in the health care industry managing the finances of multinational and early-stage companies. He has held senior financial positions at Ortho Diagnostics (a Johnson & Johnson company), ADI Diagnostics, and other companies in the field. He is a Chartered Accountant and completed his B.Comm at the University of Toronto in Toronto, Ontario, Canada.

         Mr. Hosking has been actively involved in industry and professional associations, including tenures as Chairman of the Board of Medical Devices Canada (MEDEC) and President of the Financial Executives International (FEI) Toronto. He is currently a member of the Canadian Investor Relations Institute
(CIRI), the Toronto Biotechnology Initiative (TBI) and the Toronto Board of
Trade.

DIRECTORS

Stephen A. Wilgar, BA, MBA, 64, Chairman of the Board

         Formerly President of the SunBlush Technologies Corporation. Past President of Warner-Lambert Canada, Asia, Australia and Latin America. Formerly President of the Canadian Automobile Association, Central Ontario. Currently, Director of Dimethaid Research Inc. and Chairman of AIM Powergen Corp. and MedExtra Corp.

H.B. Brent Norton, MD, MBA, 41, Director

         See description above under "Directors, Senior Management and Employees
- Directors and Senior Management - Senior Management."

John Carroll, BA, MBA, 68, Director

         Director of Clairon Holdings, AXA Insurance Co. Ltd., and Battery Technologies Inc. Formerly a Director of Quaker Oats of Canada, Scott Paper Limited and former Executive Chairman of Molson Breweries of Canada.

Anthony F. Griffiths, BA, MBA, 71, Director

         Director and Chairman of Slater Steel Inc. and Russel Metals Inc. Director of Vitran Corporation Inc., ShawCor, Calian Technology Ltd., Leitch Technology Corporation, Alliance Atlantis Communications Inc. and Teklogic International Inc.

David Rosenkrantz, P. Eng., 44, Director

         Founding partner of Patica Corporation, a merchant banking corporation. President and Director of Patica Securities Inc., Director of Stellar International Inc. and CARFINCO Inc.

SCIENTIFIC ADVISORY BOARD

         The role of the Scientific Advisory Board (the "SAB") is to provide IMI with guidance for new research directions as well as advice on product development plans. The SAB also assists in identifying and defining attractive market niches and in providing industry-related information. The members of the Scientific Advisory Board include:

Dr. John Bienenstock, FRCP, FRCPC, FRSC

         University Professor, Departments of Medicine and Pathology, Faculty of Health Sciences, McMaster University, Hamilton, Ontario, Canada.

Dr. Herbert A. Fritsche, Jr., Ph.D.

         Chief of Clinical Chemistry and Professor of Biochemistry, Department of Pathology and Laboratory Medicine, University of Texas M.D. Anderson Cancer Center, Houston, Texas.

Dr. Norman Marcon, M.D., FRCP

         Gastroenterologist and Past-Chief, Division of Gastroenterology of St. Michael's Hospital, Toronto, Ontario, Canada.

Dr. Dennis L. Sprecher, MD

         Section Head, Preventive Cardiology & Rehabilitation, The Cleveland Clinic Foundation; Professor, Ohio State University, Department of Internal Medicine.

B.  Compensation

Summary Compensation Table

         The following table is a summary of the compensation paid by the Corporation to its: (i) President and Chief Executive Officer; (ii) Executive Vice President, Clinical and Regulatory Affairs; (iii) Vice President, Finance and Chief Financial Officer; and (iv) Director, Business Development (collectively, the "Named Executive Officers") for the 11 month period ended December 31, 2001 and the financial years ended January 31, 2001 and January 31, 2000. The Corporation has only four "executive officers" within the meaning of the Securities Act (Ontario) whose compensation must be disclosed for the 11 month period ended December 31, 2001 and the financial year ended January 31, 2001 and three executive officers whose compensation must be disclosed for the financial year ended January 31, 2000.

-----------------------------------------------------------------------------------------------------------------------
                                                                                         Long-term Compensation
                                                                                ---------------------------------------
                                                   Annual Compensation                     Awards             Payouts
                                        -------------------------------------------------------------------------------
                                                                                 Securities     Restricted
                                                                      Other         Under       Shares or
                                                                      Annual       Option/      Restricted               All other
                                                                      Compen-      SARs/(3)/      Share         LTIP      Compen-
                        Financial Year      Salary       Bonus        sation       Granted        Units       Payouts    sation/(4)/
Name and Position           Ended            ($)          ($)          ($)           (#)           ($)          ($)         ($)
------------------------------------------------------------------------------------------------------------------------------------
Dr. H.B. Brent           Dec. 31, 2001     $206,250        -             -        120,000/-         -            -           -
Norton, President
and Chief Executive      Jan. 31, 2001     $156,250        -             -           -              -            -        $2,350
Officer
                         Jan. 31, 2000     $150,000    $20,000/(2)/      -        75,000/-          -            -        $6,250
------------------------------------------------------------------------------------------------------------------------------------
Michael Evelegh,         Dec. 31, 2001     $183,334        -             -        60,000/-          -            -           -
Ph.D., Executive
Vice President,          Jan. 31, 2001     $148,666        -             -           -              -            -           -
Clinical and
Regulatory Affairs       Jan. 31, 2000     $144,000    $20,000/(2)/      -           -              -            -        $6,750
------------------------------------------------------------------------------------------------------------------------------------
Ronald Hosking,          Dec. 31, 2001     $110,000        -             -           -              -            -        $6,075
Vice President,
Finance and Chief        Jan. 31, 2001     $120,000        -             -           -              -            -        $6,545
Financial Officer
                         Jan. 31, 2000     $120,000    $20,000/(2)/      -           -              -            -        $6,750
------------------------------------------------------------------------------------------------------------------------------------
Timothy Currie,          Dec. 31, 2001     $110,000        -             -        20,000/-          -            -        $6,750
Director, Business
Development              Jan. 31, 2001     $97,083     $12,500           -        70,000/-          -            -        $6,125
------------------------------------------------------------------------------------------------------------------------------------

   Notes:

   (1) In 2001, the Corporation changed its financial year end from January 31 to December 31.
   (2) These bonuses were accrued in the financial years noted but were paid in the following year.
   (3) "SAR" means a stock appreciation right. The Corporation has not issued any stock appreciation rights.
   (4) This compensation reflects the value of the Common Shares issued by the Corporation to such Named Executive Officers pursuant to the Corporation's employee share purchase plan. The value is based upon the closing price of the Common Shares on the Toronto Stock Exchange on the respective dates of the issuance of such shares. See "Directors, Senior Management and Employees - Employee Share Purchase Plan".

Option/SAR Grants during the 11 Month Period Ended December 31, 2001

During the 11 month period ended December 31, 2001, the following incentive stock options were granted to the Named Executive Officers:

----------------------------------------------------------------------------------------------------------------------
                                                                                  Market Value of
                                                                                    Securities
                               Securities        % of Total                         Underlying
                                 Under          Options/SARs                       Options/SARs
                              Options/SARs       Granted to      Exercise or      on the Date of
                                Granted         Employees in      Base Price          Grant           Expiration
  Name and Position               (#)          Financial Year    ($/Security)      ($/Security)          Date
----------------------------------------------------------------------------------------------------------------------
Dr. H. B. Brent                 120,000/-            32%/-          $3.45             $3.45           February 1,
Norton                                                                                                   2006
Chief Executive
Officer
----------------------------------------------------------------------------------------------------------------------
Michael Evelegh,               60,000/(1)//-         16%/-          $3.45             $3.45           February 1,
Ph.D                                                                                                     2006
Vice President
Clinical and
Regulatory Affairs
----------------------------------------------------------------------------------------------------------------------
Timothy Currie                 20,000/(1)//-          5%/-          $3.45             $3.45          March 1, 2006
Director, Business
Development                     10,000/-              3%/-          $3.60             $3.60             March 20,
                                                                                                          2006
----------------------------------------------------------------------------------------------------------------------

Note:

(1) A portion of these options will vest annually over five years and a portion will vest upon the occurrence of certain performance related milestones of the Corporation.

Aggregated Option/SAR Exercises during the 11 Month Period Ended December 31, 2001 and Financial Year-end Option/SAR Values

         The following table sets out (i) the number of Common Shares issued to the Named Executive Officers upon the exercise of options during the 11 month period ended December 31, 2001 and the aggregate value realized upon such exercises; and (ii) the number and value of unexercised options held by the Named Executive Officers as at December 31, 2001:

------------------------------------------------------------------------------------------------------------------
                                                                                           Value of Unexercised
                                                                    Unexercised               in-the-money
                                Securities        Aggregate         Options/SARs            Options/SARs at
                               Acquired on         Value            at FY-End (#)               FY-End ($)
                                 Exercise         Realized          Exercisable/              Exercisable/
   Name and Position               (#)               ($)            Unexercisable           Unexercisable/(3)/
------------------------------------------------------------------------------------------------------------------
Dr. H.B. Brent Norton,              -                 -               195,000/-                 $204,250/-
President and                                                         195,000/-                 $204,250/-
Chief Executive Officer
------------------------------------------------------------------------------------------------------------------
Michael Evelegh, Ph.D.,           90,000           60,030            660,000/(1)//-             $2,095,170/-
Executive Vice President,                                         255,000/405,000/(2)/     $832,920/$1,262,880
Clinical and Regulatory
Affairs
------------------------------------------------------------------------------------------------------------------
Ronald Hosking,                     -                 -              120,000/(1)//-             $399,000/-
Vice President, Finance                                            90,000/30,000/(2)/       $301,500/$97,500
and Chief Financial
Officer
------------------------------------------------------------------------------------------------------------------
Timothy Currie,                     -                 -              100,000/(1)//-              $130,000/-
Director, Business                                                 26,000/74,000/(2)/        $28,700/$101,300
Development
------------------------------------------------------------------------------------------------------------------

Notes:

(1) These options will vest (i) upon the occurrence of certain performance-related milestones of the Corporation relating to the Corporation's core technologies (e.g., launch of clinical trials, FDA clearance of initial claims); (ii) based upon the Corporation's financial performance (e.g., earnings per share targets); and/or (iii) annually over a pre-determined number of years.
(2) These options were not yet exercisable as the milestones or time periods referred to in note (1) above had not yet been attained.
(3) Based upon a closing price of $4.10 for the Common Shares on the Toronto Stock Exchange on December 31, 2001.

Employee Share Purchase Plan

         The Corporation implemented a share purchase plan (the "Purchase Plan") effective March 22, 1999, as amended, whereby the Corporation will match the value of the Common Shares purchased by its employees and directors in the market by issuing from treasury an equal number of Common Shares, up to a maximum value of the lesser of (i) 50% of the maximum allowable annual contribution for registered retirement savings plans as established by the Canada Customs Revenue Agency; and (ii) 9% of the participant's annual salary. The maximum number of Common Shares which may be issued by the Corporation pursuant to the Purchase Plan is 350,000. As of April 30, 2002, the Corporation has issued an aggregate of 77,066 Common Shares under the Purchase Plan to its employees and directors.

C.  Board Practices

         The Corporation's Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operations of the Corporation. The following table lists the directors of the Corporation, the positions they hold with the Corporation and the dates the directors were first elected or appointed:

--------------------------------------------------------------------------------------------------------

Name                          Position                            Term
--------------------------------------------------------------------------------------------------------
Dr. H.B. Brent Norton         President, Chief Executive Officer  President, CEO: 1992-present and Director
                                                                  Director: March 17, 1993- present
--------------------------------------------------------------------------------------------------------
Stephen A. Wilgar             Director                            March 17, 1993-present
--------------------------------------------------------------------------------------------------------
John C. Carroll               Director                            June 6, 1994- present
--------------------------------------------------------------------------------------------------------
Anthony F. Griffiths          Director                            July 13, 1995-present
--------------------------------------------------------------------------------------------------------
David A. Rosenkrantz          Director                            June 11, 1998-present

--------------------------------------------------------------------------------------------------------

         The Board of Directors was elected at the annual meeting of shareholders on July 10, 2001, and each director will serve until the next annual meeting of shareholders or until their resignation. During the 11 month period ended December 31, 2001, no cash compensation was paid to the directors of the Corporation in their capacity as directors. The directors of the Corporation are eligible to receive options to purchase Common Shares pursuant to the terms of the Corporation's incentive stock option plan (see "Directors, Senior Management and Employees - Share Ownership - Stock Option Plan"). None of the directors or executive officers of the Corporation have directors' service contracts with the Corporation or its subsidiary providing for benefits upon termination of employment.

         The Corporation has entered into employment agreements with each of the Named Executive Officers other than Timothy Currie. Each of these employment agreements sets out the obligations of such Named Executive Officers to the Corporation and the compensation to be paid to them. These Named Executive Officers' compensation includes a combination of base salary, cash bonus, stock options and other benefits.

         Unless terminated earlier pursuant to the terms of their respective agreements, Dr. H.B. Brent Norton's and Dr. Michael Evelegh's employment with the Corporation shall continue indefinitely. If either the employment of Dr. Norton or Dr. Evelegh is terminated by the Corporation without cause or, at the option of each of Dr. Norton or Dr. Evelegh, terminated in the event of a "change of control" (as such term is defined in their respective employment agreements) of the Corporation, then: (1) each is entitled to a cash payment equal to a percentage of their respective annual base salary as of that date; and (2) all of their options shall immediately vest and shall be exercisable or convertible for a period of 60 days after such termination. In addition, should Dr. Norton or Dr. Evelegh voluntarily resign or be terminated by the Corporation for cause or without cause, each of them is subject to a non-compete period of 2 years and 1 year, respectively.

         Unless terminated earlier pursuant to his employment agreement, Ron Hosking's employment shall continue until January 12, 2003, at which time it may be renewed for successive one-year periods. Should Mr. Hosking's employment be terminated by the Corporation without cause, then: (1) he is entitled to a cash payment equal to a percentage of his annual base salary as of that date; and (2) all of his options shall immediately vest and shall be exercisable or convertible for a period of 30 days after such termination. Mr. Hosking has also agreed not to compete with the Corporation for one year in the event that he is terminated for cause.

         The compensation committee of the Corporation's Board of Directors is made up of John C. Carroll, Anthony F. Griffiths, David A. Rosenkrantz and Stephen A. Wilgar, all of which are outside directors. The compensation committee meets on compensation matters as and when required with respect to executive compensation. The primary goal of the compensation committee is to ensure that the compensation provided to the Named Executive Officers and the Corporation's other senior officers is determined with regard to the Corporation's business strategies and objectives, such that the financial interest of the senior officers is matched with the financial interest of shareholders. The Named Executive Officers and the Corporation's senior officers are paid fairly and commensurably with their contributions to furthering the Corporation's strategic direction and objectives. The Corporation also grants stock options to its officers, directors and employees from time to time in accordance with the Corporation's stock option plan.

         The audit committee of the Corporation, composed entirely of outside directors, is made up of Stephen A. Wilgar, John C. Carroll, Anthony F. Griffiths and David A. Rosenkrantz, each of which meets the independence requirements of the listing standards of the American Stock Exchange, Inc. The audit committee has primary responsibility for ensuring the integrity of the Corporation's financial reporting, risk management and internal controls. The audit committee has unrestricted access to the Corporation's personnel and documents and has direct communication channels with the Corporation's external auditors in order to discuss audit and related matters whenever appropriate. The audit committee receives and reviews the annual and financial statements of the Corporation and makes recommendations thereon to the Board of Directors prior to their approval by the Board of Directors. The audit committee also reviews the scope and planning of the external audit, the form of audit report, and any correspondence from or comments by the external auditors regarding financial reporting and internal controls. Moreover, the audit committee is responsible for correcting weaknesses identified by the external auditors with respect to the internal control systems and for ensuring that the recommended corrections have been implemented.

D.  Employees

         The Corporation currently employs sixteen full-time employees, nine of whom are located at its head office in Toronto, Ontario, Canada, and seven at its research laboratory in Hamilton, Ontario, Canada. In addition, the Corporation has contractual arrangements with a number of research scientists and organizations which provide staff and related services. These contracts provide flexible and directed research staff to the Corporation on an as-needed basis.

E.  Share Ownership

         The following table shows the number of Common Shares and options to purchase Common Shares beneficially owned by each director and the Named Executive Officers as of April 30, 2002.

-----------------------------------------------------------------------------------------------------------
Name                  Common          % of            Options          Exercise Price      Expiration date
                      Shares held     Outstanding     outstanding
                      directly and    Common
                      beneficially    Shares as of
                                      April 30, 2002
----------------------------------------------------------------------------------------------------------
Dr. H.B.                                                   75,000               $2.15       Sept. 13, 2004
Brent Norton          2,656,601       12.7%               120,000               $3.45         Feb. 1, 2006
                                                          120,000               $4.00        Jan. 16, 2007
-----------------------------------------------------------------------------------------------------------
Michael                 440,561        2.1%               420,000               $0.67        Oct. 31, 2002
Evelegh,                                                   60,000               $3.45         Feb. 1, 2006
Ph.D                                                       60,000               $4.00        Jan. 16, 2007
-----------------------------------------------------------------------------------------------------------
Ronald                  160,238        1.8%                60,000               $0.75        Oct. 31, 2002
G. Hosking                                                 60,000               $0.75         Feb. 1, 2006
                                                           36,000               $4.00        Jan. 16, 2007
-----------------------------------------------------------------------------------------------------------
Timothy                   7,000        0.0%                70,000               $2.50         Feb. 1, 2006
Currie                                                     20,000               $3.45        March 1, 2006
                                                           10,000               $3.60       March 20, 2006
                                                           36,000               $4.00        Jan. 16, 2007
-----------------------------------------------------------------------------------------------------------
Stephen A.                                                 18,000               $2.65       Sept. 20, 2002
Wilgar                  245,597        1.2%                20,000               $2.65         Feb. 3, 2003
                                                           20,000               $3.80        July 26, 2003
                                                           20,000               $4.74        July 10, 2004
-----------------------------------------------------------------------------------------------------------
John C.                                                    18,000               $2.65       Sept. 20, 2002
Carroll                 240,954        1.2%                10,000               $2.65         Feb. 3, 2003
                                                           10,000               $3.80        July 26, 2003
                                                           10,000               $4.74        July 10, 2004
-----------------------------------------------------------------------------------------------------------
Anthony F.                                                 18,000               $2.65       Sept. 20, 2002
Griffiths               482,500        2.3%                10,000               $2.65         Feb. 3, 2003
                                                           10,000               $3.80        July 26, 2003
                                                           10,000               $4.74        July 10, 2004
-----------------------------------------------------------------------------------------------------------
David A.                                                   18,000               $2.65       Sept. 20, 2002
Rosenkrantz             452,877        2.2%                10,000               $2.65         Feb. 3, 2003
                                                           10,000               $3.80        July 26, 2003
                                                           10,000               $4.74        July 10, 2004
-----------------------------------------------------------------------------------------------------------

Employee Share Purchase Plan

         See description above under "Directors, Senior Management and Employees
- Compensation -Employee Share Purchase Plan."

Stock Option Plan

         The Corporation established an incentive stock option plan (the "Plan") on June 11, 1998, as amended, in order to encourage directors, senior officers, employees and consultants of the Corporation to acquire a proprietary interest in the Corporation and to provide an incentive to such persons related to the performance of the Corporation.

         Under the Plan, which is administered by the Board of Directors of the Corporation, options to acquire Common Shares may be granted to persons, firms or companies who are employees, senior officers, directors or consultants of the Corporation or any subsidiary of the Corporation. Currently, the number of Common Shares reserved for issuance from time to time under the Plan shall not exceed 1,300,000 Common Shares. Subject to obtaining necessary shareholder approval at the Corporation's upcoming Annual General Meeting, scheduled for June 19, 2002, the number of Common Shares issuable under the Plan shall be increased to 3,000,000.

         The directors of the Corporation may from time to time grant options to eligible optionees. At the time an option is granted, the directors shall determine the number of Common Shares issuable under the option, the date when the option is to become effective and, subject to the other provisions of the Plan and subject to applicable laws and regulations, all other terms and conditions of the option. No one optionee may, at any time, receive options entitling the optionee to purchase more than 5% of the outstanding Common Shares, calculated on an undiluted basis, less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism. In addition, the maximum number of Common Shares which may be reserved for issuance to Insiders (which term is defined in the Plan as an "insider" or "associate" of an insider, as such terms are defined in the Securities Act (Ontario)) or which may be issued to an Insider within a one-year period shall be 10% of the issued and outstanding number of Common Shares.

         The exercise price of each option shall be determined in the discretion of the directors of the Corporation at the time of the granting of the option, provided that any exercise price may not be less than the market price (being the closing price of the Common Shares as reported by the Toronto Stock Exchange) of the Common Shares at the time of grant.

         All options shall be for a term and exercisable from time to time as determined in the discretion of the directors of the Corporation at the time of the grant, provided that no option shall have a term exceeding ten years. Options are not assignable by the optionees except for a limited right of assignment to allow the exercise of options by an optionee's legal representative in the event of death or incapacity.

         The Plan provides that the Corporation may arrange for the Corporation or any subsidiary thereof to make loans or provide guarantees for loans by financial institutions to assist eligible optionees to purchase Common Shares upon the exercise of options. Any such loans granted by the Corporation or any subsidiary thereof shall be full recourse to the optionee and shall be secured by the Common Shares so purchased.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.  Major shareholders

         To the knowledge of the directors and senior officers of the Corporation, as at the date of this Registration Statement, the only person who beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Corporation carrying more than 5% of the voting rights of the total issued and outstanding shares of the Corporation is as follows:

--------------------------------------------------------------------------------
                                    Number of Voting Securities Owned
--------------------------------------------------------------------------------
         Name                   Common Shares           Percentage of Class
--------------------------------------------------------------------------------

Dr. H.B. Brent Norton             2,656,601                    12.7%

--------------------------------------------------------------------------------

         Dr. Norton does not have different voting rights from any other stockholder of the Corporation.

         As of April 2, 2002, 22 of the record holders of the Common Shares are citizens or residents of the United States, or corporations created or organized in or under the laws of the United States, representing ownership of approximately 4.4% of the total outstanding Common Shares.

B.  Related Party Transactions

Shareholder Loans

         The following loans have been made to the Named Executive Officers of the Corporation for the purchase of shares in the Corporation. Each loan bears interest at the rate of interest prescribed by the Canada Customs and Revenue Agency for employee loans. The interest on these loans is payable annually whereas the principal thereof is payable upon demand.

-----------------------------------------------------------------------------------------
        Name                  Date   Principal ($)    Interest ($)   Total Outstanding
                                                                      as of April 30,
                                                                          2002($)
-----------------------------------------------------------------------------------------
Dr. H.B. Brent Norton    Nov-1998         20,010.00      243.96           20,253.96

-----------------------------------------------------------------------------------------
Ronald G. Hosking        Nov-1998         10,005.00      121.98           10,126.98

-----------------------------------------------------------------------------------------
Michael Evelegh, Ph.D.   Dec-2001         60,030.00      731.87           60,761.87
                         Mar-2002        120,000.00      180.82          120,180.82
-----------------------------------------------------------------------------------------
                                         ----------    --------          ----------
-----------------------------------------------------------------------------------------
Total                                    210,045.00    1,278.63          211,323.63
-----------------------------------------------------------------------------------------

C.  Interests of Experts and Counsel

         Not Applicable.


ITEM 8.  FINANCIAL INFORMATION.

A.  Consolidated Statements and Other Financial Information

         Refer to Item 18, which contains the following financial statements:

     .   Consolidated Balance Sheets
     .   Consolidated Statements of Loss and Deficit
     .   Consolidated Statements of Cash Flows
     .   Notes to Consolidated Financial Statements

         To date the Corporation has not declared any dividends on its shares. The Board of Directors of the Corporation does not currently anticipate paying any dividends on its Common Shares in the foreseeable future but intends to retain earnings to finance the growth and development of the business of the Corporation. Any future determination to pay dividends will be at the discretion of the Board of Directors of the Corporation and will depend upon the Corporation's financial condition, results of operations, capital requirements and such other factors as the Board of Directors of the Corporation deems relevant.

B.  Significant Changes

         On April 2, 2002, the Corporation completed a private placement of 1,200,000 Common Shares at a price of $5.00 per share, on a bought deal basis, for net proceeds of approximately $5,432,000.

         On May 10, 2002, the Corporation announced an agreement with McNeil Consumer Healthcare, a Johnson & Johnson company, for the marketing and distribution of its predictive test for coronary artery disease, presently known as Cholesterol 1,2,3(TM), in Canada. None of the Corporation's other products have been introduced into the market.

ITEM 9.  THE OFFER AND LISTING.

A.  Offer and Listing Details

     1. Indicate the expected price at which the securities will be offered or the method of determining the price, and the amount of any expenses specifically charged to the subscriber or purchaser.

          Not Applicable.

     2. If there is not an established market for the securities, the document shall contain information regarding the manner of determination of the offering price as well as of the exercise price of warrants and the conversion price of convertible securities, including who established the price or who is formally responsible for the determination of the price, the various factors considered in such determination and the parameters or elements used as a basis for establishing the price.

          Not Applicable.

     3. If the company's shareholders have pre-emptive purchase rights and where the exercise of the right of pre-emption of shareholders is restricted or withdrawn, the company shall indicate the basis for the issue price if the issue is for cash, together with the reasons for such restriction or withdrawal and the beneficiaries of such restriction or withdrawal if intended to benefit specific persons.

          Not Applicable.

     4. The following table sets forth information regarding the price history of the Common Shares on the Toronto Stock Exchange for the periods indicated.

      (a) for the five most recent full financial years: the annual high and low market prices:


                               Fiscal year ended:

----------------------------------------------------------------------------------------------------------------------
                             Dec -01           Jan-01            Jan-00            Jan-99            Nov-99/Jan-98
----------------------------------------------------------------------------------------------------------------------
High ($)                     6.00              7.00              3.10              1.85              1.25
----------------------------------------------------------------------------------------------------------------------
Low  ($)                     3.09              2.55              0.60              0.75              0.70
----------------------------------------------------------------------------------------------------------------------

      (b) for the most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter:

                                 Quarter ended:

----------------------------------------------------------------------------------------------------------------------
               Q4/01        Q3/01        Q2/01        Q1/01        Q4/00        Q3/00        Q2/00        Q1/00
               Nov-Dec      Aug-Oct      May-July     Feb-Apr      Nov-Jan      Aug-Oct      May-July     Feb-Apr
----------------------------------------------------------------------------------------------------------------------
High ($)       4.76         4.50         6.00         4.25         4.90         5.70         4.75         7.00
----------------------------------------------------------------------------------------------------------------------
Low  ($)       3.10         3.20         3.50         3.09         3.00         3.45         3.50         2.55
----------------------------------------------------------------------------------------------------------------------

      (c) for the most recent six months: the high and low market prices for each month:

----------------------------------------------------------------------------------------------------------------------
                           Mar-02         Feb-02          Jan-02         Dec-02         Nov-01          Oct-01
----------------------------------------------------------------------------------------------------------------------
High ($)                   6.10           4.85            4.25           4.76           3.00            3.85
----------------------------------------------------------------------------------------------------------------------
Low  ($)                   4.30           3.85            3.65           3.17           3.10            3.20
----------------------------------------------------------------------------------------------------------------------

      (d) for pre-emptive issues, the market prices for the first trading day in the most recent six months, for the last trading day before the announcement of the offering and (if different) for the latest practicable date prior to publication of the document.

                  Not Applicable.

   5. State the type and class of securities being offered or listed and furnish the following information:

                  Common Shares, no par value.

      (a) Indicate whether the shares are registered shares or bearer shares and provide the number of shares to be issued and to be made available to the market for each kind of share. The nominal par or equivalent value should be given on a per share basis and, where applicable, a statement of the minimum offer price. Describe the coupons attached, if applicable.

                  The Common Shares are registered shares on the books of its transfer agent. The Common Shares have no par or other stated value.

      (b) Describe arrangements for transfer and any restrictions on the free transferability of the shares.

                  Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, Canada M5H 4C3, is the transfer agent for the Corporation's Common Shares. There are no transfer restrictions apart the requirement that any transfers comply with applicable securities laws and the rules of applicable securities exchanges.

   6. If the rights evidenced by the securities being offered or listed are or may be materially limited or qualified by the rights evidenced by any other class of securities or by the provisions of any contract or other documents, include information regarding such limitation or qualification and its effect on the rights evidenced by the securities to be listed or offered.

          Not Applicable.

   7. With respect to securities other than common or ordinary shares to be listed or offered, outline briefly the rights evidenced thereby.

          Not Applicable.

B. Plan of Distribution

      Not Applicable.

C. Markets

      The Corporation's Common Shares are traded on the Toronto Stock Exchange under the symbol "IMI."

      The Corporation intends to apply to list its Common Shares for trading on the American Stock Exchange ("AMEX"). For companies without pre-tax income, the AMEX listing guidelines require that the company have a public float with a market value of US$15 million, a minimum share price of US$3, and US$4 million in stockholder's equity. Although IMI currently meets the AMEX listing guidelines, the market price of the Corporation's stock on the Toronto Stock Exchange this year has fallen below the US$3 threshold. Concurrently with the filing of this Registration Statement, the Corporation will also be submitting its listing application with AMEX. There can be no guaranty that the Corporation's application to list on the AMEX will be accepted. Furthermore, even if successful, the Corporation will be required to maintain the minimum listing requirements, including the US$3 per share stock price, and may be de-listed from the AMEX if the Corporation fails to meet those requirements.

D.  Selling Shareholders

         Not Applicable.

E.  Dilution

         Not Applicable.

F.  Expenses of the Issue

         Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION.

A.  Share Capital

         The Corporation's capital stock consists of an unlimited number of Common Shares authorized, without nominal or par value, and an unlimited number of preferred shares, issuable in series, of which 1,104,000 preferred shares have been designated as Preferred Shares, Series I. As of April 30, 2002, there were 20,987,644 Common Shares outstanding, which are all fully paid. As of December 31, 2001, there were 19,565,394 outstanding Common Shares, and as of January 31, 2001, there were 18,655,199 outstanding Common Shares.

         Private Placements

         (i)  Subsequent Event

         On April 2, 2002, the Corporation sold by way of private placement 1,200,000 Common Shares at a price of $5.00 per share on a bought-deal basis. In connection with this offering, the Corporation granted to the underwriter compensation options to purchase up to an aggregate of 120,000 Common Shares at an exercise price of $5.50 per share at any time on or before April 2, 2003.

         (ii) Year Ended January 31, 2001

         During the year ended January 31, 2001, the Corporation issued, by way of private placement, 3,157,895 Special Warrants at a price of $3.80 per Special Warrant for gross proceeds of $12,000,000 less issue costs of $865,099 [net $11,134,901]. Each Special Warrant entitled the holder thereof to acquire one Common Share and one-half common share purchase warrant. All Special Warrants were exercised during the year ended January 31, 2001.

         Pursuant to the final prospectus qualifying the Common Shares and common share purchase warrants, the Corporation issued 3,157,895 Common Shares and 1,578,947 common share purchase warrants. Each common share purchase warrant entitled the holder to acquire one Common Share at a price of $4.50 per share and expired on May 30, 2001. In connection with this offering, the Corporation granted to the agent and sub-agent compensation options to purchase up to an aggregate of 315,790 Common Shares at an exercise price of $4.50 per share at any time on or before May 30, 2001. During the period ended December 31, 2001 all remaining Special Warrants expired. Accordingly, as at December 31, 2001, none of the purchase warrants and broker's warrants remained outstanding.

         Warrants

         (i)  11-month period ended December 31, 2001

         During the 11-month period ended December 31, 2001, pursuant to a license agreement, the Corporation granted warrants to purchase up to 75,000 Common Shares at an exercise price of $4.50 which have an estimated fair value of $108,000. The warrants are exercisable as follows: (i) 37,500 Common Shares at any time after March 2002 and prior to March 2004, and (ii) 37,500 Common Shares at any time after March 2003 and prior to March

2004. Pursuant to another license agreement, the Corporation granted warrants to purchase up to 100,000 Common Shares at exercise prices from $3.50 to $4.50, which have an estimated fair value of $197,000, and expire in 2006.

         During the 11-month period ended December 31, 2001, the Corporation issued 10,000 warrants pursuant to a research collaboration agreement at an estimated fair value of $5,200. Under the terms of the agreement, the Corporation granted warrants to purchase up to 50,000 Common Shares at an exercise price of $4.50, such warrants to be issued in annual increments of 10,000 warrants. During the year ended January 31, 2001, the Corporation issued 10,000 of these warrants, which expired unexercised on October 31, 2001.

         For purpose of valuation, the Corporation has applied the Black-Scholes pricing model to determine the estimated fair value of the warrants. The approximate assumptions used to calculate the fair values of the warrants are as follows: expected volatility of 57.0%, risk-free interest rate of 4.3%, and expected warrant life of 4 years.

         During the 11-month period ended December 31, 2001, 753,358 Common Shares were issued for total proceeds of $1,147,611 in connection with compensation options granted during the years ended January 31, 2001 and 2000 to the agent of the Corporation's prior private placements and with previously issued purchase warrants.

         (ii) Year ended January 31, 2001

         During the year ended January 31, 2001, 180,000 Common Shares were issued for total proceeds of $150,000 in connection with (i) compensation options granted during fiscal 2000 to the agent of the Corporation's prior private placements; (ii) purchase warrants issued during fiscal 2000; and (iii) options granted during fiscal 1998 pursuant to a fiscal advisory agreement.

         Stock Option Plan

         Prior to May 1, 1998, the Corporation had outstanding options to its employees, directors and consultants to purchase up to 2,374,500 Common Shares. As at December 31, 2001, 740,000 of these options remain outstanding. Under the Plan, the Corporation may issue options to purchase up to 1,300,000 Common Shares. As at December 31, 2001, 921,750 options had been granted, of which 857,000 remain outstanding under this Plan, with exercise prices ranging from $1.00 to $4.74 and the remaining 378,250 are eligible to be granted. The exercise price of each option granted may not be less than the market price of the Corporation's Common Shares at the time of the grant and no option may have a term exceeding 10 years.

         Employee share purchase plan

         Pursuant to the terms of the employee share purchase plan (the "Purchase Plan"), the Corporation will match the value of the Common Shares purchased by its employees or directors by issuing from treasury an equal number of Common Shares, up to a maximum value of the lesser of $6,750 or 9% of the participant's annual salary. The maximum number of Common Shares which may be issued by the Corporation pursuant to the Purchase Plan is 350,000. Under the Purchase Plan, the Corporation issued 12,087 Common Shares to employees and directors during the 11-month period ended December 31, 2001 and 6,955 Common Shares during the year ended January 31, 2001.

B.  Memorandum and Articles of Association

         The Corporation's articles of amalgamation (the "Articles") and By-laws are attached hereto as noted in Item 19.

         The Corporation is an amalgamated corporation pursuant to the Canada Business Corporation Act (the "Act"). The Corporation's Articles do not contain any limitations on the Corporation's objects or purposes.

         The following is a summary of certain provisions of the Act and the Corporation's Articles and By-laws:

Directors' Responsibilities in Matters in Which the Director is Materially Interested

         The Corporation's By-laws and the Act require any of the Corporation's directors who are directly or indirectly interested in a material contract or transaction or proposed material contract or transaction with it to disclose the nature and extent of their interest. Pursuant to the Corporation's By-laws and the Act, in the case of a proposed contract or transaction, the declaration must be made at the meeting of the Corporation's Board of Directors at which the question of entering into the contract is first taken into consideration, or if the director was not then interested, at the first meeting after he becomes so interested. In the case where any of the Corporation's directors becomes interested in a contract or transaction after it is made, the declaration must be made at the first meeting of the Corporation's directors held after they have become interested. In the case where a proposed contract or transaction is one that would not require approval by the directors or shareholders, the director shall disclose in writing to the Corporation or request to have entered in the minutes of the meeting of the directors his interest, promptly, after the director becomes aware of the proposed contract or transaction or becomes aware of the contract or transaction.

Directors' Power to vote on Compensation to Themselves

         Subject to the Articles, the By-laws provide that the directors may fix the remuneration of the directors of the Corporation.

Directors' Borrowing Powers

         Under the Corporation's By-laws and the Act, the Corporation's directors may, without authorization of the shareholders,

         (a)  borrow money upon the credit of the Corporation;
         (b) issue, reissue, sell or pledge debt obligations of the Corporation;
         (c) subject to the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and
         (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation.

Retirement of Directors Under an Age Limit Requirement

         The Corporation's Articles and By-laws do not require directors to retire pursuant to an age requirement.

Number of Shares Required for a Director's Qualification

         The Corporation's Articles and By-laws do not provide for a requirement of ownership of shares for a director's qualification.

Rights and Preferences of Common Shares

         The Corporation's Articles permit but do not require the Board of Directors to declare and pay dividends with respect to the Common Shares. Each holder of Common Shares is entitled to one vote per share on all matters coming for a vote before the shareholders. There is no cumulative voting. All holders of Common Shares are entitled, subject to the rights of holders of shares of any class ranking prior to the Common Shares, to share equally in any surplus in the event of a liquidation, dissolution or winding-up of the Corporation. There are no provisions calling for the redemption of Common Shares, establishing any sinking fund, or establishing any obligation to participate in further capital calls by the Corporation. There is no provision discriminating against existing or prospective holders of Common Shares as a result of such shareholder owning a substantial number of shares.

Rights and Preferences of Preferred Shares

         The Corporation's Articles authorize an unlimited number of preferred shares, issuable in series, of which 1,104,000 shares have been designated as Preferred Shares, Series I. Currently, no preferred shares are issued or outstanding. Prior to the issue of preferred shares of any series, the directors shall determine the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including: dividends, cumulative voting, redemption or conversion. In the event of liquidation, dissolution or winding-up, the preferred shares of each series rank at a parity with the preferred shares of every other series and are entitled to preference over the Common Shares and the shares of any other class ranking junior to the preferred shares with respect to the payment of any dividends and distribution of any surplus.

Creation of New Securities

          The Act provides a holder of shares of any class or series the right to vote on any proposal to create a new class or series and the rights, privileges, restrictions and conditions attached thereto upon amendments to the Corporation's Articles.

General Meetings

          Subject to the Act, the Corporation must hold an ordinary general meeting not later than 15 months after the most recent annual meeting.

          Subject to the provisions of the Act, a special meeting of shareholders may be called at any time and may be held in conjunction with the annual meeting of shareholders.

          The Act provides that at least 21 days' notice and not more than 50 days' notice of every general meeting specifying the day, hour and place of the meeting, and, when special business is to be considered, the general nature of such business and the text of any special resolution to be submitted to the meeting must be given to the Corporation's shareholders entitled to be present at the meeting by notice given as permitted by the Corporation's Articles. In addition, in accordance with Section 703 of the AMEX Company Guide, the Corporation will not close its transfer books if and so long as the Common Shares are listed for trading on AMEX.

          No business will be transacted at any general meeting unless the requisite quorum is present at the commencement of business. A quorum for the transaction of business at a general meeting shall be two persons present in person or by proxy and holding or representing by proxy, not less than five percent (5%) of the shares entitled to vote at the general meeting. However, if and so long as the Common Shares are listed on the AMEX, the Corporation will comply with the requirement of Section 123 of the AMEX Company Guide that a quorum be comprised of not less than 33-1/3% of the issued Common Shares.

Limitations on the Right to Own Securities

          The Corporation's Articles do not provide for any limitations on the rights to own securities.

Change in Control Provisions

          The Corporation's Articles do not contain any change in control limitations with respect to a merger, acquisition, or corporate restructuring.

Shareholder Ownership Disclosure

          The Corporation's By-laws do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in the Corporation's Capital

          The Corporation's Articles do not contain any provisions governing changes in stated capital.

C.  Material Contracts

          The Corporation is not a party to any material contracts outside of the ordinary course of business.

D. Exchange Controls

          There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held by such persons in the Corporation. There are also no such limitations imposed by the Corporation's Articles and By-laws with respect to the Common Shares.

Investment Canada Act

          Under the Investment Canada Act, the acquisition of control by a "non-Canadian" of a Canadian business which carries on most types of business activities (including the business activity carried on by the Corporation) is subject to review in certain circumstances by the Investment Review Division of Industry Canada ("Industry Canada"), a Canadian federal government department, and will not be allowed unless the investment is found by the Minister responsible for Industry Canada likely to be of "net benefit" to Canada. On the other hand, the acquisition of control of a Canadian business which carries on a specific type of business activity, as prescribed, that is related to Canada's cultural heritage or national identity by a non-Canadian is subject to review in certain circumstances by the Department of Canadian Heritage.

          Subject to the provisions relating to so-called WTO transactions as described below, an acquisition of control will be reviewable by Industry Canada if the "value of the assets" of the Canadian business for which control is being acquired is (1) $5 million or more in the case of a "direct" acquisition; (2) $50 million or more in the case of an "indirect" acquisition, which is a transaction involving the acquisition of the shares of a corporation incorporated outside Canada which owns subsidiaries in Canada; or (3) $5 million or more but less than $50 million where the Canadian assets acquired constitute more than 50% of the value of the assets of all entities acquired, if the acquisition is effected through the acquisition of control of a foreign corporation.

          These thresholds have been increased respecting the acquisition of control of a Canadian business (1) by investors which are ultimately controlled by nationals of countries which are members of the World Trade Organization ("WTO"), including Americans; or (2) which is a WTO member-controlled (other than Canadian controlled) Canadian business (either, a "WTO transaction"). A direct acquisition in WTO transactions is reviewable only if it involves the direct acquisition of a Canadian business where the value of the assets is $218 million or more for transactions closing in 2002 (this figure is adjusted annually to reflect the increase in the Canadian nominal gross domestic product at market prices). Indirect acquisitions in WTO transactions are not reviewable unless the value of the Canadian assets acquired constitutes more than 50% of the value of the assets of all entities acquired, in which case the $218 million threshold applies.

          These increased thresholds applicable in WTO transactions do not apply to the acquisition of control of a Canadian business that is engaged in certain sensitive areas such as uranium production, financial services, transportation services or culture businesses.

          Even if such acquisition of control is not so reviewable, a non-Canadian must still give notice to Industry Canada of the acquisition of control of a Canadian business within 30 days after its completion.

Competition Act (Canada)

          Under the Competition Act, certain transactions are subject to the pre-notification requirements of the Competition Act whereby notification of the transaction and specific information in connection therewith must be provided to the Commissioner of Competition. A transaction may not be completed until the applicable statutory waiting periods have expired, namely 14 days for a short-form filing or 42 days for a long-form filing. Where the parties elect to file a short-form notification, the Commissioner may convert the filing to a long-form, thereby restarting the clock once the parties submit their filing.

          A proposed transaction is subject to pre-notification if two thresholds are exceeded. First, the parties and their affiliates must have assets in Canada or gross revenues from sales in, from or into Canada that exceed $400 million in aggregate value. Having met this first threshold, the parties to a transaction involving a corporation which carries on an "operating business" in Canada must then pre-notify if any one of the following additional thresholds is met: (1) for an acquisition of assets in Canada where the aggregate value of the assets in Canada or the gross revenues from sales in or from Canada generated from those assets exceed $35 million (the "$35 million threshold");
(2) in the case of an acquisition of shares of a corporation in Canada or which controls a corporation in Canada where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person or persons making the acquisition already own 20% or more of the voting shares of the target, then 50%) of the voting shares of a corporation that are publicly traded or, in the case of a corporation of which the shares are not publicly traded, the threshold is 35% of the voting shares (and 50% if the person or persons making the acquisition own 35% or more of the voting shares of the subject corporation prior to making the acquisition) and the $35 million threshold is exceeded; or (3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly) where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed $70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed $70 million.

          Finally, all merger transactions, regardless of whether they are subject to pre-notification, are subject to the substantive provisions of the Competition Act, namely whether the proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market in Canada.

E. Taxation

          This section summarizes the material U.S. federal and Canadian federal income tax consequences of the ownership and disposition of the Common Shares. Nothing contained herein shall be construed as tax advice; you must rely only on the advise of your own tax advisor. The Corporation makes no assurances as to the applicability of any tax laws with respect to any individual investment. This summary relating to the Common Shares applies to the beneficial owners who are individuals, corporations, trusts and estates which:

     . for purposes of the U.S. Internal Revenue Code of 1986, as amended, through the date hereof (the "Code"), are U.S. persons and, for purposes of the Income Tax Act (Canada)(the "Income Tax Act") and the Canada-United States Income Tax Convention (1980), are non-residents of Canada and residents of the United States respectively, at all relevant times;

     . hold Common Shares as capital assets for purposes of the Code and capital property for the purposes of the Income Tax Act;

     . deal at arm's length with, and are not affiliated with, the Corporation for purposes of the Income Tax Act; and

     . do not and will not use or hold the Common Shares in carrying on a business in Canada.

Persons who satisfy the above conditions are referred to as "Unconnected U.S. Shareholders."

          The tax consequences of an investment in Common Shares by persons who are not Unconnected U.S. Shareholders may differ materially from the tax consequences discussed in this section. The Income Tax Act contains rules relating to securities held by some financial institutions. This Registration Statement does not discuss these rules, and holders that are financial institutions should consult their own tax advisors.

         This discussion is based upon the following, all as currently in effect:

     .    the Income Tax Act and regulations under the Income Tax Act;

     .    the Code and Treasury regulations under the Code;

     .    the Canada-United States Income Tax Convention (1980);

     . the administrative policies and practices published by the Canada Customs and Revenue Agency, formerly Revenue Canada;

     . all specific proposals to amend the Income Tax Act and the regulations under the Income Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this report;

     . the administrative policies published by the U.S. Internal Revenue Service; and

     .    judicial decisions.

          All of the foregoing are subject to change either prospectively or retroactively. This summary does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

          This discussion summarizes the material U.S. federal and Canadian federal income tax considerations of the ownership and disposition of Common Shares. This discussion does not address all possible tax consequences relating to an investment in Common Shares. No account has been taken of your particular circumstances and this summary does not address consequences peculiar to you if you are subject to special provisions of U.S. or Canadian income tax law (including, without limitation, dealers in securities or foreign currency, tax-exempt entities, banks, insurance companies or other financial institutions, persons that hold Common Shares as part of a "straddle," "hedge" or "conversion transaction," and Unconnected U.S. Shareholders that have a "functional currency" other than the U.S. dollar or that own Common Shares through a partnership or other pass through entity). Therefore, you should consult your own tax advisor regarding the tax consequences of purchasing Common Shares.

Material U.S. Federal Income Tax Considerations

          Subject to the discussion below regarding Foreign Person Holding Company Rules, Passive Foreign Investment Company Rules and Controlled Foreign Corporation Rules, this section summarizes U.S. federal income tax consequences of ownership and disposition of the Common Shares.

          As an Unconnected U.S. Shareholder, you generally will be required to include in income dividend distributions, if any, paid by the Corporation to the extent of the Corporation's current or accumulated earnings and profits attributable to the distribution as computed based on U.S. income tax principles. The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date, regardless of whether the payment is in fact converted to U.S. dollars and without reduction for Canadian withholding tax. (For a discussion of Canadian withholding taxes applicable to dividends paid by the Corporation, see "Material Canadian Federal Income Tax Considerations,") You will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. To the extent distributions paid by the Corporation on the Common Shares exceed the Corporation's current or accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

          Dividends paid by the Corporation generally will constitute foreign source dividend income and "passive income" for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to you. The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. tax payer.

          Because of the complexity of those limitations, you should consult your own tax advisor with respect to the availability of foreign tax credits.

          Dividends paid by the Corporation on the Common Shares generally will not be eligible for the "dividend received" deduction.

          If you sell the Common Shares, you generally will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in the shares. Any such gain or loss will be long-term or short-term capital gain or loss, depending on whether the shares have been held by you for more than one year, and will generally be U.S. source gain or loss.

          Dividends paid by the Corporation on the Common Shares generally will be subject to U.S. information reporting or the 31% backup withholding tax, unless you furnish the paying agent or middleman with a duly completed and signed Form W-9. You will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

Foreign Personal Holding Company Rules

          Special U.S. tax rules apply to a shareholder of a foreign personal holding company ("FPHC"). The Corporation would be classified as a FPHC in any taxable year if both of the following tests are satisfied:

     . five or fewer individuals who are U.S. citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of the Corporation's stock entitled to vote or the total value of the Corporation's stock; and

     . at least 60% of the Corporation's gross income consists of "foreign personal holding company income," which generally includes passive income such as dividends, interest, gains from the sale or exchange of stock or securities, rents and royalties.

          The Corporation believes that they are not a FPHC. However, the Corporation cannot assure you that the Corporation will not be classified as a FPHC in the future.

Personal Holding Company Rules

          The Corporation will not be classified as a personal holding company (a "PHC") for U.S. federal income tax purposes unless any time during the last half of the Corporation's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain attribution rules) more than 50% of the Corporation's stock by value, and at least 60% of the Corporation's ordinary gross income for the taxable year is "personal holding company" (generally passive income such as dividends and interest). The Corporation should not meet the PHC tests, and even if the Corporation were to become a PHC, it does not expect to have material undistributed PHC income. However, the Corporation cannot assure you that it will not become a PHC because of uncertainties regarding the application of the constructive ownership rules and the possibility of changes in its shareholder base and income or other circumstances that could change the application of the PHC rules to the Corporation. In addition, if the Corporation should become a PHC, the Corporation cannot assure you that the amount of its PHC income will be immaterial.

Passive Foreign Investment Company Rules

          The passive foreign investment company ("PFIC") provisions of the Code can have significant tax effects on Unconnected U.S. Shareholders. The Corporation could be classified as a PFIC if, after the application of certain "look through" rules for any taxable year, either:

     . 75% or more of the Corporation's gross income is "passive income," which includes interest, dividends and certain rents and royalties; or

     . the average quarterly percentage, by fair market value of the Corporation's assets that produce or are held for the production of "passive income," is 50% or more of the fair market value of all the Corporation's assets.

To the extent the Corporation owns at least 25% by value of the stock of another corporation, the Corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of such corporation, and as receiving directly its proportionate share of the income of such corporation.

          Distributions which constitute "excess distributions" from a PFIC and dispositions of Common Shares of a PFIC are subject to the following special rules: (1) the excess distributions (generally any distributions received by an Unconnected U.S. Shareholder on the shares in any taxable year that are greater than 125% of the average annual distributions received by such Unconnected U.S. Shareholder in the three preceding taxable years, or the Unconnected U.S. Shareholder's holding period for the shares, if shorter) or gain would be allocated ratably over an Unconnected U.S. Shareholder's holding period for the shares, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Corporation is a PFIC would be treated as ordinary income in the current taxable year and (3) the amount to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares were owned.

          Subject to specific limitations, Unconnected U.S. Shareholders who actually or constructively own marketable shares in a PFIC may make an election under Section 1296 of the Code to mark those shares to market annually, rather than being subject to the above-described rules. Amounts included in or deducted from income under this mark-to-market election and actual gains and losses realized upon disposition, subject to specific limitations, will be treated as ordinary gains or losses. For this purpose, the Corporation believes that the Corporation's shares will be treated as "marketable securities" within the meaning of Section 1296(e)(1) of the Code.

          The Corporation believes that it will not be a PFIC for the current fiscal year and it does not expect to become a PFIC in future years. Whether the Corporation is a PFIC in any year, the tax consequences relating to PFIC status will depend on the composition of the Corporation's income and assets, including cash. You should be aware, however, that if the Corporation is or becomes a PFIC, the Corporation may not be able or willing to satisfy record-keeping requirements that would enable you to make a "qualified electing fund" election.

          You should consult your tax advisor with respect to how the PFIC rules affect your tax situation.

Controlled Foreign Corporation Rules

          If more than 50% of the voting power or total value of all classes of the Corporation's shares is owned, directly or indirectly, by U.S. shareholders, each of which owns 10% or more of the total combined voting power of all classes of the Corporation's shares, the Corporation could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of the Corporation "Subpart F Income," as defined in the Code. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by an Unconnected U.S. Shareholder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be ordinary dividend income to the extent of the Corporation's earnings and profits attributable to the shares sold or exchanged.

          The Corporation believes that it is not a CFC. However, the Corporation cannot assure you that the Corporation will not become a CFC in the future.

Material Canadian Federal Income Tax Considerations

          This section summarizes the material anticipated Canadian federal income tax considerations relevant to the ownership and disposition of the Common Shares.

          Under the Income Tax Act, assuming you are an Unconnected U.S. Shareholder, and provided the Common Shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange and the AMEX, you will generally not be subject to Canadian tax on a capital gain realized on an actual or deemed disposition of the Common Shares unless you alone or together with persons with whom you did not deal at arm's length owned or had rights to acquire 25% or more of the Corporation's issued shares of any class at any time during the sixty (60) month period before the actual or deemed disposition.

          Dividends paid, credited or deemed to have been paid or credited on the Common Shares to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax under the Income Tax Act at a rate of 25% of the gross amount of the dividends. Under the Canada-United States Income Tax Convention (1980), the rate of withholding tax on dividends generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders that are corporations that beneficially own at least 10% of the Corporation's voting shares, the rate of withholding tax on dividends generally is reduced to 5%. United States limited liability companies ("LLCs") will not be entitled to these reduced rates. Shareholders that are partnerships will be subject to the 25% rate.

          Canada does not currently impose any federal estate taxes or succession duties. However, if you die, there is a deemed disposition of the Common Shares held at that time for proceeds of disposition generally equal to the fair market value of the Common Shares immediately before your death. Capital gains realized on the deemed disposition, if any, will have the income tax consequences described above.

F. Dividends and Paying Agents

          Not Applicable

G. Statement by Experts

          Not Applicable

H. Documents on Display

          Upon the effectiveness of this filing, the Corporation will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the Corporation will thereafter file reports and other information with the SEC. You may read and copy any of the Corporation's reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain
                               ------------------
information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

          The Corporation is required to file reports and other information with the securities commissions in the Canadian provinces of Ontario and Quebec. You are invited to read and copy any reports, statements or other information, other than confidential filings, that the Corporation files with such provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document
 --------------------
gathering and retrieval system.

          As a foreign private issuer, the Corporation is exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. The Corporation has included in this report certain information disclosed in the Corporation's Proxy Statement prepared under Canadian securities rules.

          The Corporation will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Corporation at the following address: 4211 Yonge Street, Suite 300, Toronto, Ontario, Canada M2P 2A9.

I. Subsidiary Information

          Not Applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Quantitative and Qualitative Information about Market Risk

       The Corporation holds no material financial instruments for trading purposes. Accordingly, we do not believe that there is any material market risk exposure with respect to derivative or other financial instruments which would require disclosure under this item.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

       Not Applicable.

                                    PART III.

ITEM 17.  FINANCIAL STATEMENTS.

       Not Applicable.

ITEM 18.  FINANCIAL STATEMENTS.

REPORT OF INDEPENDENT AUDITORS





To the Directors of
IMI International Medical Innovations Inc.

We have audited the consolidated balance sheets of IMI International Medical Innovations Inc. as at December 31, 2001 and January 31, 2001 and the consolidated statements of loss and deficit and cash flows for the 11-month period ended December 31, 2001 and the years ended January 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and January 31, 2001 and the results of its operations and its cash flows for the 11-month period ended December 31, 2001 and the years ended January 31, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
March 1, 2002 [except as to note 9
   which is as at April 2, 2002].                   Chartered Accountants

IMI International Medical Innovations Inc.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS

                                                                                      As at               As at
                                                                                  December 31,         January 31,
                                                                                      2001                2001
                                                                                        $                   $
------------------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                                             593,379            2,565,534
Short-term investments                                                              7,357,800            8,000,636
Prepaid expenses and other receivables [note 4[d][i]]                                 224,519              152,584
Investment tax credits receivable                                                     211,000               80,000
------------------------------------------------------------------------------------------------------------------
Total current assets                                                                8,386,698           10,798,754
------------------------------------------------------------------------------------------------------------------
Capital assets, net [note 3]                                                          248,552              150,455
Acquired technology, net of amortization of $438,549
   [January 31, 2001 - $312,411] [note 4[d][i]]                                       708,708              148,339
------------------------------------------------------------------------------------------------------------------
                                                                                    9,343,958           11,097,548
==================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                                              358,674              436,386
Advance collaboration funding                                                          36,588               55,588
------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                             395,262              491,974
------------------------------------------------------------------------------------------------------------------
Commitments [note 6]

Shareholders' equity
Capital stock [note 4]                                                             18,212,490           16,934,162
Warrants [note 4[d][i]]                                                               310,000                   --
Deficit                                                                            (9,573,794)          (6,328,588)
------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                          8,948,696           10,605,574
------------------------------------------------------------------------------------------------------------------
                                                                                    9,343,958           11,097,548
==================================================================================================================

See accompanying notes

On behalf of the Board:


                Director                                Director

IMI International Medical Innovations Inc.


CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

                                                                   11-month
                                                                 period ended        Year ended        Year ended
                                                                 December 31,        January 31,       January 31,
                                                                     2001               2001              2000
                                                                       $                  $                 $
------------------------------------------------------------------------------------------------------------------
EXPENSES
Research and development                                           2,047,116          1,300,281          1,027,606
General and administration                                         1,500,434          1,077,028            653,122
Amortization                                                         215,236             93,967             71,719
------------------------------------------------------------------------------------------------------------------
                                                                   3,762,786          2,471,276          1,752,447
------------------------------------------------------------------------------------------------------------------

RECOVERIES AND OTHER INCOME
Investment tax credits [note 5]                                      131,000            115,239            381,094
Interest                                                             386,580            522,832             38,906
------------------------------------------------------------------------------------------------------------------
                                                                     517,580            638,071            420,000
------------------------------------------------------------------------------------------------------------------
Net loss for the period                                           (3,245,206)        (1,833,205)        (1,332,447)

Deficit, beginning of period                                      (6,328,588)        (4,495,383)        (3,162,936)
------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                            (9,573,794)        (6,328,588)        (4,495,383)
==================================================================================================================

Basic and fully diluted loss per share                               $(0.17)            $(0.11)            $(0.10)
==================================================================================================================

Weighted average number of
   common shares outstanding                                      19,097,390         17,376,342         13,204,758
==================================================================================================================

See accompanying notes

IMI International Medical Innovations Inc.


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   11-month
                                                                 period ended        Year ended        Year ended
                                                                 December 31,        January 31,       January 31,
                                                                     2001               2001              2000
                                                                       $                  $                 $
------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                           (3,245,206)        (1,833,205)        (1,332,447)
Add items not involving cash
   Amortization                                                      215,236             93,967             71,719
   Loss on sale of capital asset                                       1,139                 --
------------------------------------------------------------------------------------------------------------------
                                                                  (3,028,831)        (1,739,238)        (1,260,728)
Net change in non-cash working capital
   balances related to operations [note 7]                          (209,865)           313,389           (102,228)
------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                                 (3,238,696)        (1,425,849)        (1,362,956)
------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Short-term investments                                               642,836         (8,000,636)                --
Purchase of acquired technology
   [note 4[d][i]]                                                   (381,507)                --                 --
Purchase of capital assets [note 7]                                 (275,492)           (53,649)           (48,300)
Proceeds on sale of capital asset                                      2,376                 --                 --
------------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                    (11,787)        (8,054,285)           (48,300)
------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of capital stock, net                                     1,278,328         11,303,901          1,386,284
------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                              1,278,328         11,303,901          1,386,284
------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and
   cash equivalents during the period                             (1,972,155)         1,823,767            (24,972)
Cash and cash equivalents,
   beginning of period                                             2,565,534            741,767            766,739
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                             593,379          2,565,534            741,767
==================================================================================================================

See accompanying notes

IMI International Medical Innovations Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



December 31, 2001



1. NATURE OF THE COMPANY AND BASIS OF PRESENTATION

IMI International Medical Innovations Inc. [the "Company"], operates in a single business segment and is a predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company licenses, develops and initiates the commercialization of novel, medical technologies whose initial concepts were developed by various research institutions throughout the world. The Company seeks to find proprietary products that have shown some evidence of efficacy in human trials and that have already received a considerable investment in research. The Company then evaluates the commercial potential of the product and, if it is considered sufficiently attractive, seeks to acquire or in-license rights to the corresponding intellectual property and patents and then to initiate the commercialization process. This process includes developing prototypes and manufacturing protocols, conducting clinical trials and obtaining marketing clearance for the products from the appropriate regulatory authorities.

The Company currently owns patents for a test used to measure skin cholesterol, has in-licensed the technologies for tests to detect the presence of a cancer-specific marker for use in colorectal, lung and other cancers. In addition, the Company has licensed a different marker for the detection of prostate cancer, has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

During the current period, the Company changed its fiscal year end from January 31 to December 31, therefore the consolidated statements of loss and deficit and the consolidated statements of cash flows presents the 11-month period ended December 31, 2001.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"] consistently applied within the framework of the accounting policies summarized below. With respect to the consolidated financial statements of the Company, the significant differences between Canadian and United States generally accepted accounting principles ["U.S. GAAP"] are described and reconciled in note 8.

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated upon consolidation.

IMI International Medical Innovations Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



December 31, 2001



Foreign currency translation

Foreign operations are considered integrated and are translated using the temporal method. Monetary items are translated using the exchange rate in effect at the year end and non-monetary items are translated at historical exchange rates, unless such items are carried at market, in which case they are translated at the rate of exchange in effect at the year end. Revenue and expenses are translated at the average rate for the year. Amortization of assets translated at the historical exchange rates are translated at the same exchange rates as the assets to which they relate. Exchange gains or losses are included in the determination of net income for the period unless the exchange gains or losses are related to a foreign currency denominated monetary item with a fixed or ascertainable life extending beyond the end of the current year are deferred and amortized over the term of the monetary item.

Cash and cash equivalents

Cash equivalents comprise only highly liquid investments that are readily convertible to cash with maturities of less than 90 days when purchased. Cash equivalents at December 31, 2001 and January 31, 2001 comprised of money market funds with average interest rates of 2.6% and 5.9%, respectively.

Short-term investments

Short-term investments are carried at the lower of cost and market. Short-term investments at December 31, 2001 and January 31, 2001 were comprised of bankers' acceptances with interest rates of 3.9% and 5.6%, respectively.

Capital assets

Capital assets are recorded at acquisition cost less accumulated amortization.

The Company provides for amortization on the declining balance basis at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

Computer equipment                               30%
Furniture and equipment                          20%
Research instrumentation                         30%
Laboratory equipment                             20%
Leasehold improvements                           straight-line over 5 years

IMI International Medical Innovations Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



December 31, 2001



Acquired technology

Patents and technology acquired by the Company are recorded at acquisition cost and are amortized on a declining balance basis at 20% per year.

Stock options

The Company has several stock-based compensation plans, which are described in note 4[e]. No compensation expense is recognized for these plans when stock or stock options are issued to employees, directors and advisors. Any consideration received on the exercise of stock options or purchase of stock is credited to capital stock.

Warrants

Warrants issued to third parties in connection with research collaboration agreements and acquisitions of technology are recorded at estimated fair value using the Black-Scholes options pricing model.

Financial instruments

The carrying values of cash and cash equivalents, short-term investments, prepaid expenses and other receivables, accounts payable and accrued liabilities and advance collaboration funding are considered to approximate their respective fair value.

Research and development

Research and development expenditures [except capital assets] are charged to expenses as incurred unless management believes a development cost meets the generally accepted criteria for deferral. All development costs incurred to date have been expensed. Expenditures incurred in connection with advance collaboration funding, which are reimbursements for specific expenditures, have been applied against research and development.

Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided if it is more likely than not that some or all of the future tax assets will not be realized.

Loss per share

Loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period.

Use of estimates

IMI International Medical Innovations Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



December 31, 2001



The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Change in accounting standards

In December 2000, The Canadian Institute of Chartered Accountant ["CICA"] issued Handbook Section 3500, "Earnings per share" [Section 3500"]. Section 3500 requires earnings per share be calculated based on net income attributable to common shareholders. Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of warrants and stock options is determined using the treasury method. The dilutive effect of convertible securities is determined using the "if-converted" method. During the period ended December 31, 2001, the Company adopted Section 3500. The adoption of Section 3500 had no effect on the amounts disclosed in these consolidated financial statements.

In January 2002, the CICA issued Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments" ["Section 3870"]. Section 3870 requires that options and other equity instruments issued to non-employees be accounted for using the fair value method of accounting. In addition, it requires that direct awards of stock and stock appreciation rights granted to employees are recorded as compensation costs. Section 3870 is effective for fiscal years beginning after January 1, 2002 and applies to stock awards issued after January 1, 2002. The application of Section 3870 is not expected to have a material effect on the financial position or results of operations of the Company.

IMI international Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001


3. CAPITAL ASSETS

Capital assets consist of the following:

                                                December 31, 2001
                                   ---------------------------------------------
                                                                         Net
                                                    Accumulated         book
                                    Cost           amortization         value
                                     $                  $                 $
--------------------------------------------------------------------------------

Computer equipment                 105,598           70,166           35,432
Furniture and equipment             55,802           29,448           26,354
Research instrumentation           284,312          106,646          177,666
Laboratory equipment                 7,306            4,590            2,716
Leasehold improvements               8,705            2,321            6,384
--------------------------------------------------------------------------------
                                   461,723          213,171          248,552
--------------------------------------------------------------------------------


                                                January 31, 2001
                                   ---------------------------------------------
                                                                        Net
                                                   Accumulated         book
                                   Cost           amortization         value
                                     $                  $                $
--------------------------------------------------------------------------------

Computer equipment                 100,131           56,726           43,405
Furniture and equipment             51,574           28,602           22,972
Research instrumentation           111,882           39,255           72,627
Laboratory equipment                 7,306            3,980            3,326
Leasehold improvements               8,705              580            8,125
--------------------------------------------------------------------------------
                                   279,598          129,143          150,455
--------------------------------------------------------------------------------

4. CAPITAL STOCK

[a] Authorized

    The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001



[b] Issued and outstanding shares

     -------------------------------------------------------------------------------------------------------------

                                                                             Stated      Contributed
                                                           Number             value        surplus          Total
     Common shares                                            #                 $             $               $
     -------------------------------------------------------------------------------------------------------------
     Balance, January 31, 2000                           14,745,349         5,559,202      71,054        5,630,256
     Issued on conversion of
       Series I Preferred Shares                            545,000                 5          --                5
     Issued under Special Warrants [note 4[c]]            3,157,895        11,134,901          --       11,134,901
     Issued on exercise of warrants [note 4[d]]             180,000           150,000          --          150,000
     Issued under share purchase plan [note 4[e]]             6,955                --          --               --
     Issued on exercise of options [note 4[e]]               20,000            19,000          --           19,000
     -------------------------------------------------------------------------------------------------------------
     Balance, January 31, 2001                           18,655,199        16,863,108      71,054       16,934,162
     Issued on exercise of warrants [note 4[d]]             753,358         1,147,611          --        1,147,611
     Issued under share purchase plan [note 4[e]]            12,087                --          --               --
     Issued on exercise of options [note 4[e]]              144,750           130,717          --          130,717
     -------------------------------------------------------------------------------------------------------------
     Balance, December 31, 2001                          19,565,394        18,141,436      71,054       18,212,490
     =============================================================================================================

 [c] Special Warrants

     During the year ended January 31, 2001, the Company issued, by way of private placement, 3,157,895 Special Warrants at a price of $3.80 per Special Warrant for gross proceeds of $12,000,000 less issue costs of $865,099 [net $11,134,901]. Each Special Warrant entitled the holder thereof to acquire one common share and one-half common share purchase warrant. All Special Warrants were exercised during the year ended January 31, 2001.

     Pursuant to the final prospectus qualifying the common shares and common share purchase warrants, the Company issued 3,157,895 common shares and 1,578,947 common share purchase warrants. Each common share purchase warrant entitled the holder to acquire one common share at a price of $4.50 per share and expired on May 30, 2001. In connection with this offering, the Company granted to the agent and sub-agent compensation options to purchase up to an aggregate of 315,790 common shares at an exercise price of $4.50 per share at any time on or before May 30, 2001. During the period ended December 31, 2001 all remaining Special Warrants expired, therefore as at December 31, 2001, none of the purchase warrants and broker's warrants remained outstanding.

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001



[d]  Warrants

[i]  11-month period ended December 31, 2001 transactions

     During the 11-month period ended December 31, 2001, pursuant to a license agreement, the Company granted warrants to purchase up to 75,000 common shares at an exercise price of $4.50 which have an estimated fair value of $108,000. The warrants are exercisable as follows: [i] 37,500 common shares at any time after March 2002 and prior to March 2004, and [ii] 37,500 common shares at any time after March 2003 and prior to March 2004. Pursuant to another license agreement, the Company granted warrants to purchase up to 100,000 common shares at exercise prices from $3.50 to $4.50, which have an estimated fair value of $197,000, and expire in 2006.

     During the 11-month period ended December 31, 2001, the Company issued 10,000 warrants pursuant to a research collaboration agreement at an estimated fair value of $5,200, dated November 1, 2000. Under the terms of the agreement, the Company granted warrants to purchase up to 50,000 common shares at an exercise price of $4.50, such warrants to be issued in annual increments of 10,000 warrants. During the year ended January 31, 2001, the Company issued 10,000 of these warrants, which expired unexercised on October 31, 2001.

     For purpose of valuation, the Company has applied the Black-Scholes pricing model to determine the estimated fair value of the warrants. The approximate assumptions used to calculate the fair values of the warrants are as follow; expected volatility of 57.0%, risk-free interest rate of 4.3%, and expected warrant life of 4 years.

     During the 11-month period ended December 31, 2001, 753,358 common shares were issued for total proceeds of $1,147,611 in connection with options granted during the years ended January 31, 2001 and 2000 to the agent of the Company's private placements and holders of the purchase warrants.

     The Company provided loans to an executive officer of the Company during the 11-month period ended December 31, 2001 and to two executive officers during the year ended January 31, 1999 in order to exercise options and warrants. The balance of these loans at December 31, 2001 was $91,612 [January 31, 2001 - $31,516]. The loans, which bear interest at 5% and are collateralized by 135,000 shares, are included in prepaid expenses and other receivables.

[ii] Year ended January 31, 2001 transactions

     During the year ended January 31, 2001, 180,000 common shares were issued for total proceeds of $150,000 in connection with options granted during fiscal 2000 to the agent of the Company's private placements and holders of the purchase warrants and in connection with options granted during fiscal 1998 pursuant to a fiscal advisory agreement.

[e]  Options

     Prior to May 1, 1998, the Company had outstanding options to its employees, directors and consultants to purchase up to 2,374,500 common shares. As at December 31, 2001, 740,000 of these options remain outstanding. Under the 1998 Stock Option Plan, the Company may issue options for up to 1,300,000 common shares. As at December 31, 2001, 921,750 options had been issued, of which 857,000 remain outstanding,

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

     under this Plan and the remaining 378,250 are eligible to be issued. The exercise price of each option granted may not be less than the market price of the Company's stock at the time of the grant and no option may have a term exceeding 10 years.

     Some options vest over a fixed term and others vest based on performance upon the achievement of certain milestones. A summary of the status of the two types of options as at December 31, 2001 and January 31, 2001, and changes during the 11-month period and year ended on those dates, is presented below:

     Fixed stock options

                                                               December 31, 2001                January 31, 2001
                                                         ----------------------------       ----------------------
                                                                            Weighted                      Weighted
                                                           Number            average          Number       average
                                                             of             exercise            of        exercise
                                                           shares             price           shares         price
                                                              #                 $                #             $
     -------------------------------------------------------------------------------------------------------------
     Outstanding, beginning of period                       829,000           1.70            613,000         1.16
     Granted                                                308,750           3.71            414,000         3.30
     Exercised                                             (144,750)          0.90            (20,000)        0.95
     Expired or forfeited                                   (11,250)          3.65           (178,000)        3.63
     -------------------------------------------------------------------------------------------------------------
     Outstanding, end of period                             981,750           2.43            829,000         1.70
     =============================================================================================================

     Options exercisable at period end                      829,400                           649,672
     =============================================================================================================

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001


     The following table summarizes information about stock options outstanding at December 31, 2001:

                                 Weighted     Weighted                  Weighted
Range of                         average       average                   average
exercise          Number        remaining     exercise      Number      exercise
 prices        outstanding        life          price     exercisable     price
   $                #          [in years]         $            #            $
--------------------------------------------------------------------------------

0.67 - 1.00      305,000          0.38         0.74       305,000        0.74
2.15 - 2.65      298,000          2.29         2.47       235,000        1.95
3.45 - 3.80      293,750          3.68         3.53       221,000        2.67
4.00 - 4.74       85,000          3.04         4.53        68,400        3.70
--------------------------------------------------------------------------------
                 981,750                                  829,400
================================================================================

Performance stock options

                                            December 31, 2001        January 31, 2001
                                          ---------------------    --------------------
                                                       Weighted                Weighted
                                          Number        average    Number       average
                                            of         exercise      of        exercise
                                          shares         price     shares        price
                                             #             $          #            $
---------------------------------------------------------------------------------------
Outstanding, beginning of period          560,000        0.99      495,000       0.70
Granted                                    70,250        3.74       80,000       2.88
Expired or forfeited                      (15,000)       3.65      (15,000)      1.50
---------------------------------------------------------------------------------------
Outstanding, end of period                615,250        1.26      560,000       0.99
=======================================================================================

Options exercisable at period end         133,375                   39,250
=======================================================================================

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001



     The following table summarizes information about stock options outstanding at December 31, 2001:

                                                      Weighted           Weighted                           Weighted
     Range of                                         average             average                            average
     exercise                     Number             remaining           exercise          Number           exercise
      prices                    outstanding            life                price         exercisable          price
         $                          #               [in years]               $                #                 $
-------------------------------------------------------------------------------------------------------------------
     0.67 - 0.75                  480,000               0.86                0.68           90,000             0.13
     2.50 - 3.55                   75,250               4.13                2.70           22,875             0.81
     4.00 - 4.30                   60,000               4.28                4.09           20,500             1.44
-------------------------------------------------------------------------------------------------------------------
                                  615,250                                                 133,375
===================================================================================================================

     Employee share purchase plan

     As a result of ongoing interest by its employees and directors to purchase shares of the Company, the Company implemented a share purchase plan effective March 22, 1999 and as amended on August 24, 1999. Pursuant to the terms of the plan, the Company will match the value of the common shares purchased by its employees or directors by issuing from treasury an equal number of common shares, up to a maximum value of the lesser of $6,750 or 9% of the employee's annual salary. The maximum number of common shares which may be issued by the Company pursuant to the purchase plan is 350,000. Under the plan, the Company issued 12,087 common shares to employees and directors during the 11-month period ended December 31, 2001 and 6,955 shares during the year ended January 31, 2001.

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001



5. INCOME TAXES

[a] Significant components of the Company's future tax assets and liabilities are as follows:

                                                                                    December 31,        January 31,
                                                                                        2001               2001
                                                                                          $                  $
    --------------------------------------------------------------------------------------------------------------
    Future tax assets
    Federal loss carryforwards                                                         895,093            600,760
    Ontario loss carryforwards                                                         502,667            429,103
    Investment tax credit carryforwards                                                450,813            183,653
    Financing and share issue costs                                                    218,231            412,892
    SR&ED expenditures                                                               1,190,912            865,796
    --------------------------------------------------------------------------------------------------------------
    Future tax assets before valuation allowance                                     3,257,716          2,492,204
    Valuation allowance                                                             (3,254,660)        (2,459,974)
    --------------------------------------------------------------------------------------------------------------
    Future tax assets                                                                    3,056             32,230
    --------------------------------------------------------------------------------------------------------------

    Future tax liabilities
    Capital assets                                                                       3,056             32,230
    --------------------------------------------------------------------------------------------------------------
    Future tax liabilities                                                               3,056             32,230
    --------------------------------------------------------------------------------------------------------------

    Net future tax assets (liabilities)                                                     --                 --
    ==============================================================================================================

    No future tax assets have been recognized in the consolidated financial statements as the realization of the future tax assets does not meet the more likely than not recognition criteria.

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001



[b] The Company has Federal non-capital losses as at December 31, 2001 which are available to reduce future years' taxable income. The potential income tax benefits associated with these losses have not been recorded in the accounts. The approximate amounts and expiry dates of these non-capital loss carryforwards are as follows:

                                                                            $
     ---------------------------------------------------------------------------

     2005                                                                393,000
     2006                                                                832,000
     2007                                                              1,062,000
     2008                                                                895,000
     ---------------------------------------------------------------------------
                                                                       3,182,000
     ===========================================================================

     The Company also has available Ontario tax loss carryforwards of approximately $3,719,000 which begin to expire in 2004.

[c] The Company has available research and development expenditures for income tax purposes which may be carried forward indefinitely to reduce future years' taxable income. The total of such expenditures accumulated to December 31, 2001 is approximately $3,407,000 [January 31, 2001 - $2,056,000]. The potential income tax benefits associated with these expenditures have not been recorded in the accounts.

[d] The Company is entitled to receive provincial investment tax credits relating to research and development costs incurred.

6. COMMITMENTS

[a] Research and collaboration agreements

     [i] The Company has acquired or is developing in collaboration with others a number of technologies which will require the Company to make payments upon the successful achievement of certain technological milestones. Additionally, in connection with the development of the technologies, the Company has entered into research agreements whereby a minimum fee will be paid for research and development to be carried out by other parties. The Company is committed to make minimum annual payments of $120,000 per year for the next four years in connection with these agreements. In addition, the Company is committed, upon the successful achievement of future milestones, to make further payments of approximately $717,000 and to issue up to 30,000 purchase warrants at an exercise price of $4.50 [note 4[d]] to these parties. Upon the successful commercialization of these technologies, the Company will be required to also pay royalties based on product sales.

     [ii] On January 20, 2000, the Company entered into an agreement with Parke-Davis, a division of Warner-Lambert Company. Under the terms of the agreement, Parke-Davis will use the Company's Cholesterol 1,2,3
          (TM) test systems to monitor the effects of its new investigational drug directed at the treatment of cardiovascular disease. This international Phase II clinical trial is being financed by Parke-Davis.

[b] Operating leases

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001



     The Company has future minimum annual lease payments under operating leases for its office premises as follows:

                                                                            $
     ---------------------------------------------------------------------------

     2002                                                                 72,000
     2003                                                                 75,000
     2004                                                                 78,000
     2005                                                                 31,000
     ---------------------------------------------------------------------------
                                                                         256,000
     ===========================================================================

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001



7. CONSOLIDATED STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances related to operations comprise:

                                                                                     11-month
                                                                                   period ended       Year ended
                                                                                   December 31,       January 31,
                                                                                       2001              2001
                                                                                         $                 $
-----------------------------------------------------------------------------------------------------------------
Prepaid expenses and other receivables                                                (66,935)            (84,470)
Investment tax credits receivable                                                    (131,000)            252,000
Accounts payable and accrued liabilities                                                7,070              90,271
Advance collaboration funding                                                         (19,000)             55,588
-----------------------------------------------------------------------------------------------------------------
                                                                                     (209,865)            313,389
=================================================================================================================

Excluded from the consolidated statement of cash flows for the period ended December 31, 2001 is the issuance of warrants paid as consideration in acquiring certain acquired technology of $305,000 and services of $5,000 as described in note 4[d][i].

Included in accounts payable and accrued liabilities for the year ended January 31, 2001 is a capital asset acquisition of $84,782 which has not been included in the consolidated statements of cash flows. This amount has been presented as a purchase of capital assets during the 11-month period ended December 31, 2001.

8. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these consolidated financial statements, conforms in all material respects to U.S. GAAP, except as follows:

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

If U.S. GAAP were followed, the effects on the consolidated statements of loss would be as follows:

                                                          11-month                                        Cumulative
                                                        period ended     Year ended      Year ended     from inception
                                                        December 31,    January 31,     January 31,       November 9,
                                                            2001           2001            2000              1992
                                                              $              $               $                 $
-----------------------------------------------------------------------------------------------------------------------
                                                                             (Canadian dollars)
Net loss for the year [Canadian GAAP]                     (3,245,206)    (1,833,205)     (1,332,447)       (9,573,794)
Adjustments
   Amortization of acquired technology [a]                   126,138         37,085          46,356           438,549
   Acquired technology expense [a]                          (686,507)            --              --        (1,147,257)
   Fixed stock options granted to employees [b]               (7,500)        (7,500)         (9,803)          (38,163)
   Fixed stock options granted to non-employees [c]          (48,923)       (53,122)        (17,180)         (132,882)
   Performance stock options [d]                            (254,838)    (2,918,965)       (954,930)       (4,219,183)
   Share purchase plan [e]                                   (45,744)       (29,472)       (112,059)         (187,275)
-----------------------------------------------------------------------------------------------------------------------
Net loss and comprehensive loss
   for the period [U.S. GAAP] [f]                         (4,162,580)    (4,805,179)     (2,380,063)      (14,860,005)
=======================================================================================================================

Basic and fully diluted loss per share [U.S. GAAP] [g]        $(0.22)        $(0.28)         $(0.18)

Weighted average number of shares outstanding
   - basic and diluted                                    19,097,390     17,376,342      13,204,758

Excluded from the diluted weighted average number of
   shares outstanding are:
     Employee stock options                                  533,982        478,031         412,164
     Warrants                                                  4,188             --         225,495
=======================================================================================================================

Basic loss per share is determined using the weighted average number of shares outstanding during the years. As a result of the net losses for the period ended December 31, 2001 and years ended January 31, 2001 and 2000, the potential dilutive effect of the exercise of stock options and warrants was anti-dilutive, therefore have not been included in the calculation of fully diluted loss per share.

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001



Consolidated balance sheet items, which would vary under U.S. GAAP are as follows:

                                                                                     December 31,      January 31,
                                                                                         2001               2001
                                                                                           $                  $
------------------------------------------------------------------------------------------------------------------
                                                                                          (Canadian dollars)
Assets
Acquired technology, net [a]                                                                 --                 --
Total assets                                                                          8,635,250         10,949,209
==================================================================================================================

Shareholders' equity
Share capital                                                                        18,141,436         16,863,108
Additional paid-in capital                                                            5,324,028          5,227,176
Deferred compensation                                                                  (675,471)          (935,623)
Deficit accumulated during the
   development stage                                                                (14,860,005)       (10,697,426)
-------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                            8,239,988         10,457,235
==================================================================================================================

Since inception, the Company has not had any revenue from operations. Accordingly, under Statement of Financial Accounting Standard ["FAS"] No. 7, "Accounting and Reporting by Development Stage Enterprise" ["FAS 7"], the Company is considered to be a development stage enterprise under U.S. GAAP. FAS 7 require development stage enterprises to disclosed additional financial statement information, which are presented in note 8[h].

         Under Canadian GAAP, the Company does not recognize any compensation expense for the issuance of stock options to employees, directors or consultants. Under U.S. GAAP, the method of accounting for stock options is dependent upon who the option is issued to and whether the option is fixed or based on certain performance criteria. The Company follows Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" ["APB 25"] for awards issued to employees and FAS No. 123, "Accounting for Stock Based Compensation" ["FAS 123"] for awards issued to non-employees. Accounting differences under Canadian GAAP and U.S. GAAP for stock options are described below.

[a]  Acquired technology

     Under U.S. GAAP, the Company's acquired technology, which does not have alternative future use, is immediately expensed upon acquisition in accordance with FAS 2, "Accounting for Research and Development Costs" ["FAS 2"]. Under Canadian GAAP, acquired technology is capitalized and amortized over its expected useful life.

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

[b]  Fixed stock options granted to employees

     APB 25 requires the Company to recognize compensation expense relating to the intrinsic value of the options when the market price of the underlying stock is greater than the exercise price of the Company's employee stock options on the grant date.

[c]  Fixed stock options granted to non-employees

     During the course of developing the Company's products, stock options were granted to consultants, researchers and advisors who are classified as non-employees. Stock options issued to non-employees are accounted for at fair value under the provisions of FAS 123.

     Fair value is determine using the Black-Scholes pricing mode, using assumptions as disclosed in note 8[g].

[d]  Performance stock options

     The Company granted performance stock options to employees that vest upon the achievement of certain milestones. In accordance with APB 25, such stock options are accounted for using the variable method of accounting until the performance milestone is achieved. Under variable accounting, if it is likely that the milestone will be met, compensation associated is recalculated at each reporting date based on the current intrinsic value and amortized over the remaining vesting period.

     During the year ended January 31, 1999, the Company cancelled 1,104,000 performance stock options and issued 1,104,000 Series 1 Preferred Shares ["Preferred Shares"]. The Preferred Shares, which were issued to the same employees who held the options, are convertible into common shares of the Company under terms which were consistent with the original options. For U.S. GAAP accounting purposes, the Company has accounted for these Preferred Shares as performance stock options.

[e]  Share purchase plan

     As discussed in note 4[e], effective March 22, 1999, the Company implemented a share purchase plan whereby the Company will match the value of the common shares purchased by its employees or directors by issuing from treasury an equal number of common shares. For purpose of U.S. GAAP, the fair value of common shares issued from treasury, as determined by the quoted market price, under the share purchase plan have been accounted for using the intrinsic method of valuation with an exercise price of nil.

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001


[f]  Comprehensive income

     FAS 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period. For the periods presented, the Company did not have any material transaction that would otherwise have had an impact on comprehensive income. As such, loss for the period under U.S. GAAP is consistent with comprehensive income.

[g]  FAS 123 pro forma disclosures

     FAS 123 requires pro forma disclosures of net loss and loss per share, as if the fair value based method, as opposed to the intrinsic value based method, of accounting for employee stock options had been applied.

     The following table presents the Company's net loss and loss per share on a pro forma basis using the fair value method as determined by using the Black-Scholes option-pricing model:

                                               11-month
                                             period ended        Year ended      Year ended
                                             December 31,        January 31,     January 31,
                                                 2001               2001            2000
                                                   $                  $               $
--------------------------------------------------------------------------------------------
                                                             (Canadian dollars)
  Net loss for the period
    U.S. GAAP - Reported                     (4,162,580)        (4,805,179)       (2,380,063)
      Adjustment for FAS 123                   (284,321)          (172,450)          (45,516)
--------------------------------------------------------------------------------------------
  Net loss under
    U.S. GAAP - Pro forma                    (4,446,901)        (4,977,629)       (2,425,579)
============================================================================================

  Basic and fully diluted loss per share
    U.S. GAAP
      Reported                                    (0.22)             (0.28)            (0.17)
      Pro forma                                   (0.23)             (0.29)            (0.18)
--------------------------------------------------------------------------------------------

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001



     The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes pricing model are approximately as follows:

                                        11-month
                                      period ended    Year ended    Year ended
                                      December 31,   January 31,    January 31,
                                          2001           2001          2000
                                            $              $             $
-------------------------------------------------------------------------------

     Expected volatility                   59.1%          62.3%         62.7%
     Risk-free interest rate               5.14%          6.19%         6.29%
     Expected option life                5 years        5 years       5 years
------------------------------------------------------------------------------

     Dividend yield assumption used for all periods presented was nil.

     The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001



[h]  Development stage disclosures

     FAS 7 requires development stage companies to disclose, in addition to the same basic financial statements as presented in these consolidated financial statement, the following additional information disclosures are required:

     [i] Consolidated statement of loss:

                                                                                                         Cumulative
                                                                                                            from
                                                                                                          inception
                                                                                                         November 9,
                                                                                                            1992
                                                                                                              $
         ------------------------------------------------------------------------------------------------------------
                                                                                                   (Canadian dollars)
         EXPENSES
         Research and development                                                                          6,652,742
         General and administration                                                                        4,591,739
         Acquired technology                                                                               1,147,257
         Stock option compensation                                                                         4,577,503
         Amortization                                                                                        228,720
         ------------------------------------------------------------------------------------------------------------
                                                                                                          17,197,961
         ------------------------------------------------------------------------------------------------------------

         RECOVERIES AND OTHER INCOME
         Investment tax credits                                                                            1,257,802
         Interest                                                                                          1,016,334
         Government grants                                                                                    63,820
         ------------------------------------------------------------------------------------------------------------
                                                                                                           2,337,956
         ------------------------------------------------------------------------------------------------------------
         Net loss                                                                                        (14,860,005)
         ============================================================================================================

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001



     [ii] Consolidated statement of cash flows:


                                                                                          Cumulative
                                                                                             from
                                                                                           inception
                                                                                          November 9,
                                                                                             1992
                                                                                               $
         -------------------------------------------------------------------------------------------
                                                                                   (Canadian dollars)
         Cash used in operating activities                                                (8,950,160)

         Cash used in investing activities                                                (8,671,351)

         Cash provided by financing activities                                            18,214,890
         -------------------------------------------------------------------------------------------

         Net increase in cash and cash equivalents during the period                         593,379
         ===========================================================================================

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001



     [iii] Share Capital:

                                                                   Cumulative from inception
                                                                        November 9, 1992
                                                                     Number
                                                                     of shares           $
         -----------------------------------------------------------------------------------
                                                                        (Canadian dollars)
         Shares issued for cash                                    10,773,917      2,797,446
         Shares issued for services                                   120,000         60,000
         Shares issued on purchase of technology                      134,286        235,000
         Stock options exercised for cash                             469,250        322,382
         Issued under the share purchase plan
           for no cash consideration                                   74,816             --
         Warrants exercised for cash                                2,868,230      2,188,232
         Special warrants exercised for cash                        4,357,895     12,169,060
         Shares redeemed for cash                                  (2,337,000)      (130,695)
         Shares issued on conversion of debenture                   2,000,000        500,000
         Shares issued on conversion of
           Series I Preferred Shares                                1,104,000             11
         -----------------------------------------------------------------------------------
                                                                    8,635,250     18,141,436
         ===================================================================================

         On November 3, 1997, the articles of incorporation were amended to subdivide all shares in a six-for-one stock split. All outstanding stock options and warrants were amended to give effect to this stock split.

[i]  Additional consolidated balance sheet information:

     Accounts payable and accrued liabilities consisted primarily of accruals related to clinical trials of $204,739 [January 31, 2001 - $96,092] and amounts owing to trade creditors of $116,959 [January 31, 2001 - $162,657].

[j]  Recent accounting developments:

     In August 2001, the Financial Accounting Standards Board the ["FASB"] issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ["FAS 144"], which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 applies to all long-lived assets, including discontinued operations, and develops one accounting model for long-lived assets to be disposed of by sale. This Statement supersedes FAS 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" and the accounting and reporting provisions of APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ["APB 30"] for the disposal of a segment of a business. The provisions of FAS 144 are required to be adopted by companies effective January 1, 2002. The Company has not yet determined the effect that the adoption of FAS 144 will have on the business, results of operations, and financial condition of the Company.

     In August 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations" ["FAS 143"] which is effective for financial statements issued for fiscal years beginning after June 15, 2002. FAS 143 addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-

IMI International Medical Innovations Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001



     lived asset. The Company has not yet determined the effect that the adoption of FAS 143 will have on the business, results of operations, and financial condition of the Company.

9. SUBSEQUENT EVENT

On April 2, 2002, the Company completed a private placement of 1.2 million common shares at a price of $5.00 per share, on a bought-deal basis, for net proceeds of approximately $5,432,000. In connection with this offering, the Company granted to the underwriter compensation options to purchase up to 120,000 common shares at an exercise price of $5.50 per share on or before April 2, 2003.

ITEM 19.  EXHIBITS.

1.1  Articles of Amalgamation of the Corporation

1.2  By-laws of the Corporation

4.1* Supply Agreement by and between the Registrant and Diagnostic Chemicals
     Limited dated June 19, 2001

4.2* Cholesterol 1,2,3 - Skin Cholesterol Measurement System - Product
     Development, Manufacturing and Marketing and Sales Agreement by and between the Registrant and X-Rite, Inc. dated May 14, 1999

4.3 Employment Agreement by and between the Registrant and Ronald Hosking dated Feb. 4, 1998

4.4 Employment Agreement by and between the Registrant and Dr. H.B. Brent Norton dated Jan. 1, 2001

4.5 Employment Agreement by and between the Registrant and Michael Evelegh dated Oct. 31, 1997

4.6 Lease Agreement by and among the Registrant, 448048 Ontario Inc. and First United Real Estate Investors, Inc. dated May 1, 2000

* Certain confidential information contained in this exhibit, marked by brackets with asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.


                                      IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                                      /s/ Ronald Hosking
                                      By: Ronald Hosking
                                      Its: Vice President, Finance and Chief
                                           Financial Officer

Date:  June 18, 2002